UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)


                          UTAH MEDICAL PRODUCTS, INC.
              ----------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                          UTAH MEDICAL PRODUCTS, INC.
                       ----------------------------------
                      (Name of Person(s) Filing Statement)

                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                   917488108
                     (Cusip Number of Class of Securities)

                               KEVIN L. CORNWELL
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                          UTAH MEDICAL PRODUCTS, INC.
                              7043 SOUTH 300 WEST
                              MIDVALE, UTAH 84047
                                 (801-566-1200)
       ------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on behalf of the Person(s) Filing Statement)


                                  June 1, 1999
                   ------------------------------------------
                  (Date Tender Offer First Published, Sent or
                           Given to Security Holders)

                           CALCULATION OF FILING FEE*
    Transaction Valuation:  $6,400,000        Amount of Filing Fee:  $1,280

* Calculated solely for the purpose of determining the filing fee, based upon the purchase of 800,000 shares of Common Stock at the tender offer price per share of $8.00

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:    [  N/A ]  Filing Party:  [ N/A ]
Form or Registration No.:  [  N/A ]  Date Filed:    [ N/A ]


ITEM 1. SECURITY AND ISSUER

   (a) The issuer of the securities to which this Schedule 13E-4 relates is Utah Medical Products, Inc. a Utah corporation ("UM" or "the Company"), and the address of its principal executive office is 7043 South 300 West, Midvale, Utah 84047.

   (b) This Schedule 13E-4 relates to the offer by the Company to purchase up to 800,000 shares (or such lesser number of shares as are validly tendered and not withdrawn) of its Common Stock, par value $.01 per share (such shares,
together with the associated common     stock purchase rights issued pursuant
to the Rights Agreement, dated as of October 28, 1994, between UM and Registrar and Transfer Company as Rights Agent, are hereinafter referred to as the "Shares"), at a price of $8.00 per Share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 1, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal which, as they may be amended from time to time, together constitute the "Offer," copies of which are attached as Exhibit (a)(1) and (a)(2), respectively, to this Schedule 13E-4. As of May 25, 1999, the Company had issued and outstanding 7,593,306 Shares. The information set forth in "Introduction," "Section 1. Number of Shares; Proration" and "Section 10. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

   (c) The information set forth in "Introduction" and the "Section 7. Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

   (d)    Not applicable.


ITEM 2.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

   (a)-(b) The information set forth in "Section 8. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.


ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

   (a)-(j) The information set forth in "Introduction," "Section 2. Purpose of the Offer; Certain Effects of the Offer," "Section 8. Source and Amount of Funds," "Section 9. Certain Information Concerning the Company," "Section 10. Interests of Directors and Officers; Transactions and Arrangements Concerning Shares" and "Section 11. Effects of the Offer on the Market for Shares; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.


ITEM 4.   INTEREST IN SECURITIES OF THE ISSUER

   The information set forth in "Section 10. Interests of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.


ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

   The information set forth in "Introduction," "Section 2. Purpose of the Offer; Certain Effects of the Offer," "Section 8. Source and Amount of Funds" and "Section 10. Interests of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.


ITEM 6.   PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

   The information set forth in "Introduction" and "Section 15. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 7.   FINANCIAL INFORMATION

   (a)-(b) The information set forth in "Section 9. Certain Information Concerning the Company" of the Offer to Purchase is incorporated herein by reference. The information set forth on pages F-4 through F-21 of UM's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, along with the information set forth on pages 1 through 5 of UM's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, both filed previously with the Commission, is incorporated herein by reference.

ITEM 8.   ADDITIONAL INFORMATION

   (a)    Not applicable.

   (b) The information set forth in "Section 12. Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

   (c) The information set forth in "Section 11. Effects of the Offer on the Market for Shares; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

   (d)    Not Applicable.

   (e) The information set forth in the Offer to Purchase and Letter of Transmittal, copies of which are attached hereto as Exhibit (a)(1) and (a)(2), respectively, is incorporated herein by reference.


ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

(a)  (1)   Form of Offer to Purchase dated June 1, 1999.
     (2) Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Substitute Form W-9).
     (3)   Form of Notice of Guaranteed Delivery.
     (4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
     (5) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
     (6)   Form of Press Release issued by the Company dated May 26, 1999.
     (7)   Form of Notice of Offer to Purchase for summary advertisement.
     (8) Form of Letter to Stockholders of the Company dated June 1, 1999, from Kevin L. Cornwell, Chairman and Chief Executive Officer.
     (9) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(b)  (1)   Revolving Loan Agreement, dated April 4, 1997 between Utah  Medical
           Products, Inc. and First Security Bank, N.A., with modifications.
(c)    Not applicable.
(d)    Not applicable.
(e)    Not applicable.
(f)    Not applicable.
(g)  (1)   Audited Consolidated Financial Statements of the Company as of
           and for the fiscal years ended December 31, 1997 and December 31, 1998 (incorporated by reference to pages F4 through F21 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998).
      (2) Unaudited Consolidated Condensed Financial Statements of the Company as of and for the quarters ended March 31, 1998 and March 31, 1999 (incorporated by reference to pages 1 through 5 of UM's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999).



                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this schedule 13E-4 is true, complete and correct.

                                   UTAH MEDICAL PRODUCTS, INC.


                                    By:  /s/ KEVIN L. CORNWELL
                                    Name:    Kevin L. Cornwell
                                    Title:   Chairman and Chief Executive
Officer

Dated: June 1, 1999


                                 EXHIBIT INDEX


   Exhibit #  Description

(a)  (1)    Form of Offer to Purchase dated June 1, 1999.
     (2)    Form of Letter of Transmittal (including Certification of Taxpayer
            Identification Number on Substitute Form W-9).
     (3)    Form of Notice of Guaranteed Delivery.
     (4)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust
            Companies and Other Nominees.
     (5)    Form of Letter to Clients for Use by Brokers, Dealers, Commercial
            Banks, Trust Companies and Other Nominees.
     (6)    Form of Press Release issued by the Company dated May 26, 1999.
     (7)    Form of Notice of Offer to Purchase for summary advertisement.
     (8)    Form of Letter to Stockholders of the Company dated June 1, 1999, from Kevin L. Cornwell, Chairman and Chief Executive Officer.
     (9)    Guidelines for Certification of Taxpayer Identification Number on
            Substitute Form W-9.

(b)  (1)    Revolving Loan Agreement, dated April 4, 1997 between Utah  Medical
            Products, Inc. and First Security Bank, N.A., with modifications.

(c)    Not applicable.

(d)    Not applicable.

(e)    Not applicable.

(f)    Not applicable.

(g)   (1)   Audited Consolidated Financial Statements of the Company as of
            and for the fiscal years ended December 31, 1997 and December 31, 1998 (incorporated by reference to pages F4 through F21 of the Company's Annual Report on Form 10-K for the fiscal year ended
            December 31, 1998).
      (2)   Unaudited Consolidated Condensed Financial Statements of the
            Company as of and for the quarters ended March 31, 1998 and March
            31, 1999 (incorporated by reference to pages 1 through 5 of UM's
            Quarterly Report on Form 10-Q for the quarter ended March 31, 1999).

                                 EXHIBIT (a)(1)


                          UTAH MEDICAL PRODUCTS, INC.


                        OFFER TO PURCHASE FOR CASH UP TO
         800,000 SHARES OF ITS COMMON STOCK, PAR VALUE $.01 PER SHARE,
                     AT A PURCHASE PRICE OF $8.00 PER SHARE


          THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT
            5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, JULY 9, 1999,
                         UNLESS THE OFFER IS EXTENDED.



   Utah Medical Products, Inc., a Utah corporation (the "Company"), hereby invites its stockholders to tender up to 800,000 shares of its Common Stock, par value $.01 per share (such shares, together with associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of October 28, 1994, between UM and Registrar and Transfer Company as Rights Agent, are hereinafter referred to as the "Shares"), to the Company at a price of $8.00 per Share in cash, as specified by tendering shareholders, upon the terms and subject to the conditions set forth herein and in the related Letter of Transmittal (which together constitute the "Offer").

   The Company will, upon the terms and subject to the conditions of the Offer, pay the Purchase Price for all Shares validly tendered and not withdrawn, upon the terms and subject to the conditions of the Offer, the procedure pursuant to which Shares will be accepted for payment and the proration provisions. Certificates representing Shares not purchased because of proration will be returned at the Company's expense. UM reserves the right, in its sole discretion, to purchase more than 800,000 Shares pursuant to the Offer. See
Section 14.

  The Offer is not conditioned upon any minimum number of Shares being tendered. The Offer is, however, subject to certain other conditions. See section 6.

   The Shares are listed and traded on The New York Stock Exchange ("NYSE") under the symbol "UM." On May 25, 1999, the last full NYSE trading day prior to announcement of the Offer, the closing per Share sales price as reported by NYSE was $7.06 per Share. Stockholders are urged to obtain current market quotations for the shares. See section 7.

  The Board of Directors of the Company has approved the Offer. However, neither the Company nor its Board of Directors makes any recommendation to stockholders as to whether to tender or refrain from tendering their Shares. Each stockholder must make the decision whether to tender Shares and, if so, how many Shares to tender. The Company has been advised that none of its directors or executive officers intends to tender any Shares pursuant to the offer. See section 10.

               The Date of this Offer to Purchase is June 1, 1999



                                   IMPORTANT

   Any stockholder wishing to tender all or any part of his or her Shares should either (a) complete and sign a Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and either mail or deliver it with any required signature guarantee or an Agent's Message (as defined below) and any other required documents to Registrar and Transfer Company (the "Depositary"), and either mail or deliver the stock certificates for such tendered Shares to the Depositary (with all such other documents) or tender such Shares pursuant to the procedure for book-entry delivery set forth in Section 3, or (b) request a broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Stockholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that broker, dealer, commercial bank, trust company or other nominee if they desire to tender their Shares. Any stockholder who desires to tender Shares and whose certificates for such Shares cannot be delivered to the Depositary or who cannot comply with the procedure for book-entry transfer or whose other required documents cannot be delivered to the Depositary, in any case, by the expiration of the Offer must tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 3.

  Stockholders must complete the Letter of Transmittal to effect a valid tender of Shares.

     Additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be obtained from the Company and will be furnished at the Company's expense. Questions and requests for assistance may be directed to the Company at its address and telephone number set forth on the back cover of this Offer to Purchase. Stockholders may also contact their local broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.



                                    SUMMARY

This general summary is solely for the convenience of the Company's stockholders and is qualified in its entirety by reference to the full text and more specific details in this Offer to Purchase and the related Letter of Transmittal.


Number of Shares to be Purchased 800,000 Shares (or such lesser number of Shares as are validly tendered pursuant to the Offer and not withdrawn).

Purchase Price                   The Company will, upon the terms subject to the
                                 conditions of the Offer, at a price of $8.00 per Share, net to the seller in cash (the
                                 "Purchase Price), purchase 800,000 Shares (or such lesser number of Shares as are validly tendered and not withdrawn) pursuant to the Offer. The Company will pay the Purchase
                                 Price for all Shares validly tendered and not withdrawn, upon the terms and subject to the conditions of the Offer.

Conditions to the Offer          The Offer is subject to certain conditions.
See Section 6.

How to Tender Shares             See Section 3. Call the Depositary or the
                                 Company or consult your broker for
                                 assistance.

Brokerage Commissions            None.

Stock Transfer Tax               None, if payment is made to the registered
                                 holder.

Expiration and Proration Dates   Friday, July 9, 1999, at 5:00 p.m., New York
                                 City time, unless the Offer is extended by the Company.

Proration                        In the event that proration of tendered shares
                                 is required, proration for each stockholder tendering shares, other than Odd Lot Holders, shall be based on the ratio of the number of Shares tendered by such stockholder (and not withdrawn prior to the Expiration Date) to the total number of Shares tendered by all stockholders, other than Odd Lot Holders, (and not withdrawn prior to the Expiration Date).

Odd Lots There will be no proration of Shares tendered by any stockholder owning beneficially fewer than 100 Shares in the aggregate as of the close of business on May 28, 1999 and as of the Expiration Date, who tenders all such Shares prior to the Expiration Date and who checks the "Odd Lots" box in the Letter of Transmittal. See Section 1.

Payment Date                     As soon as practicable after the expiration of
                                 the Offer.

Position of the Company
 and its Directors               Neither the Company nor its Board of Directors
                                 makes any recommendation to any stockholder as to whether to tender or refrain from tendering
                                 Shares. The Company has been advised that none of its directors or executive officers intends to tender any Shares pursuant to the Offer.

Withdrawal Rights                Tendered Shares may be withdrawn at any time
                                 prior to the expiration of the Offer (5:00 p.m., New York City time, on Friday, July 9,
                                 1999, or such later date to which the Offer is extended by the Company) and, unless previously purchased, may also be withdrawn at any time after 5:00 P.M., New York City time, on Tuesday, July 27, 1999. See Section 4.

For Further Developments         Call the Depositary or the Company or consult
                                 your broker.


The Company has not authorized any person to make any recommendation on behalf of the Company as to whether stockholders should tender or refrain from tendering Shares pursuant to the Offer. The Company has not authorized any person to give any information or to make any representation in connection with the Offer on behalf of the Company other than those contained in this Offer to Purchase or in the related Letter of Transmittal. Do not rely on any such recommendation or any such information or representations, if given or made, as having been authorized by the Company.




TO THE HOLDERS OF COMMON STOCK OF UTAH MEDICAL PRODUCTS, INC.:

                           INTRODUCTION & BACKGROUND

   Utah Medical Products, Inc., a Utah corporation (the "Company"), hereby invites its stockholders to tender up to 800,000 shares of its common stock, par value $.01 per share (hereinafter referred to as the "Shares"), to the Company at a price of $8.00 per Share, upon the terms and subject to the conditions set forth herein and in the related Letter of Transmittal (which together constitute the "Offer").

   The Company will, upon the terms and subject to the conditions of the Offer, purchase 800,000 Shares (or such lesser number of Shares as are validly tendered and not withdrawn) pursuant to the Offer. The Company will pay the Purchase Price for all Shares validly tendered, and not withdrawn, upon the terms and subject to the conditions of the Offer, the procedure pursuant to which Shares will be accepted for payment and the proration provisions. Certificates representing Shares not purchased because of proration will be returned at the Company's expense. The Company reserves the right, in its sole discretion, to purchase more than 800,000 Shares pursuant to the Offer. See Section 14.

  This offer is not conditioned upon any minimum number of Shares being tendered in the Offer. The Offer is, however, subject to certain other conditions. See section 6.

  The Board of Directors of the Company has approved the Offer. However, neither the Company nor its Board of Directors makes any recommendation to stockholders as to whether to tender or refrain from tendering their Shares. Each stockholder must make the decision whether to tender Shares and, if so, how many Shares to tender. The Company has been advised that none of its directors or executive officers intends to tender any Shares pursuant to the Offer. See section 10.

   For some time, the Company's Board of Directors (the "Board") and senior management have considered possible uses of excess cash generated by the Company's operations and strategic initiatives. After careful consideration, including presentations from financial advisors to the Company, the Board concluded, beginning in 1992, that a significant share repurchase program would be the most desirable use for the excess cash.

   Over the past two years, the Board and senior management have embarked upon a comprehensive review of the Company's organizational structure and operations, with the primary goals of generating maximum value for the Company's stockholders and focusing its resources on its key strategic businesses. In that period, the Company has taken a number of actions in furtherance of these goals:

- the 1997 acquisition of Columbia Medical, Inc.
- the 1998 acquisition of the neonatal product line of Gesco International/ Bard Access Systems, Inc.
- the 1997 through first quarter 1999 investment of $2.1 million in internal research and development projects.
- the 1997 through first quarter 1999 repurchase of 1,185,000 shares in open market transactions at an average cost of $8.08 per share, including commissions.

   In the current stock market environment, the Board believes the lower trading activity of smaller capitalization stocks in comparison to the larger capitalization stocks in the medical device industry may adversely affect the Company's ability to properly negotiate its fair market value in the event of a merger with another company. The Board has concluded that the current additional share repurchases would demonstrate to the Company's stockholders the Company's confidence in its business, increase liquidity in the trading of its shares, and lead to a value more consistent with other companies with comparable financial performance.

   Upon the terms and subject to the conditions of the Offer, if at the expiration of the Offer more than 800,000 Shares (or such greater number of Shares as the Company may elect to purchase) are validly tendered, the Company will purchase validly tendered and not withdrawn Shares first from all Odd Lot Holders (as defined in Section 1) who validly tendered all their Shares and who so certify in the appropriate place on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery, and then, after the purchase of all of the foregoing Shares, all Shares tendered and not withdrawn prior to the Expiration Date, on a pro rata basis (with appropriate adjustments to avoid purchase of fractional Shares). See Section 1. All certificates representing Shares not purchased pursuant to the Offer will be returned at the Company's expense to the stockholders who tendered such Shares.

   The Purchase Price will be paid net to the tendering stockholder in cash for all Shares purchased. Tendering stockholders will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 7 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by the Company. However, any tendering stockholder or other payee who fails to complete, sign and return to the depositary the substitute Form W-9 that is included with the Letter of Transmittal may be subject to required United States federal income tax backup withholding of 31% of the gross proceeds payable to such stockholder or other payee pursuant to the Offer. See Section 3. The Company will pay all fees and expenses incurred in connection with the Offer by Registrar and Transfer Company which will act as the depositary for the Offer (the "Depositary"). See Section 15.

   As of May 28, 1999, the Company had issued and outstanding 7,593,306 Shares and had 623,500 Shares issuable on the exercise of stock options exercisable within 60 days. The 800,000 Shares that the Company is offering to purchase pursuant to the Offer represent approximately 10.5% of the outstanding Shares. The Shares are listed and traded on The New York Stock Exchange ("NYSE") under the symbol "UM." On May 25, 1999, the last full trading day before announcement of the Offer, the closing per Share sales price as reported by NYSE was $7.06 per share. Stockholders are urged to obtain current market quotations for the Shares. See Section 7.


                                   THE OFFER

1. NUMBER OF SHARES; PRORATION.

   Upon the terms and subject to the conditions of the Offer, the Company will purchase 800,000 Shares or such lesser number of Shares as are validly tendered (and not withdrawn in accordance with Section 4) prior to the Expiration Date (as defined below) at a price of $8.00 per Share. The term "Expiration Date" means 5:00 P.M., New York City time, on Friday, July 9, 1999, unless and until the Company, in its sole discretion, shall have extended the period of time during which the Offer will remain open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire. See Section 14 for a description of the Company's right to extend, delay, terminate or amend the Offer. The Company reserves the right, in its sole discretion, to purchase more than 800,000 Shares pursuant to the Offer. In accordance with applicable regulations of the Securities and Exchange Commission (the "Commission"), the Company may purchase pursuant to the Offer an additional amount of Shares not to exceed 2% of the outstanding Shares without amending or extending the Offer. See Section 14. In the event of an over-subscription of the Offer as described below, Shares tendered prior to the Expiration Date will be eligible for proration, except for Odd Lots as explained below. The proration period also expires on the Expiration Date.

  The Offer is not conditioned upon any minimum number of Shares being tendered in the Offer. The Offer is, however, subject to certain other conditions. See section 6.

  The Company will pay the Purchase Price for all Shares validly tendered prior to the Expiration Date, upon the terms and subject to the conditions of the Offer, the procedure pursuant to which Shares will be accepted for payment and the proration provisions. All Shares tendered and not purchased pursuant to the Offer, including Shares not purchased because of proration, will be returned to the tendering stockholders at the Company's expense as promptly as practicable following the Expiration Date. The Company reserves the right, in its sole discretion, to purchase more than 800,000 Shares pursuant to the Offer. See
Section 14.

   PRIORITY OF PURCHASES. Upon the terms and subject to the conditions of the Offer, if more than 800,000 Shares (or such greater number of Shares as the Company may elect to purchase pursuant to the Offer) have been validly tendered and not withdrawn, the Company will purchase validly tendered and not withdrawn Shares on the basis set forth below:

 (a) first, all Shares tendered and not withdrawn prior to the Expiration Date by any Odd Lot Holder (as defined below) who:

    (1) tenders all Shares beneficially owned by such Odd Lot Holder (tenders of fewer than all Shares owned by such stockholder will not qualify for this preference); and
    (2) completes the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery; and

 (b) second, after purchase of all of the foregoing Shares, all Shares tendered and not withdrawn prior to the Expiration Date, on a pro rata basis (with appropriate adjustments to avoid purchases of fractional Shares) as described below.

   ODD LOTS. For purposes of the Offer, the term "Odd Lots" shall mean all Shares validly tendered prior to the Expiration Date and not withdrawn by any person who owned beneficially as of the close of business on May 28, 1999, and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares (and so certified in the appropriate place on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery) (an "Odd Lot Holder"). As set forth above, Odd Lots will be accepted for payment before proration, if any, of the purchase of other tendered Shares. In order to qualify for this preference, an Odd Lot Holder must tender all such Shares in accordance with the procedures described in Section 3. This preference is not available for partial tenders or to the beneficial holders of an aggregate of 100 or more Shares, even if such holders have separate accounts or certificates representing fewer than 100 Shares. By accepting the Offer, an Odd Lot Holder would not only avoid the payment of brokerage commissions but also would avoid any applicable odd lot charges in a sale of such holder's Shares. Any Odd Lot Holder wishing to tender all of such stockholder's Shares should complete the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery.

   The Company also reserves the right, but will not be obligated, to purchase all Shares duly tendered by any stockholder who tendered all Shares owned beneficially and who, as a result of proration, would then own beneficially an aggregate of fewer than 100 Shares. If the Company exercises this right, it will increase the number of Shares that it is offering to purchase by the number of Shares purchased through the exercise of such right.

   PRORATION. In the event that proration of tendered Shares is required, the Company will determine the proration factor as soon as practicable following the Expiration Date. Proration for each stockholder tendering Shares, other than Odd Lot Holders, shall be based on the ratio of the number of Shares tendered by such stockholder (and not withdrawn) to the total number of Shares tendered by all stockholders, other than Odd Lot Holders (and not withdrawn). Because of the difficulty in determining the number of Shares properly tendered (including Shares tendered by guaranteed delivery procedures, as described in Section 3) and not withdrawn, and because of the odd lot procedure, the Company does not expect that it will be able to announce the final proration factor and commence payment for any Shares purchased pursuant to the Offer until approximately seven NYSE trading days after the Expiration Date. The preliminary results of any proration will be announced by press release as promptly as practicable after the Expiration Date. Stockholders may obtain such preliminary information from the Depositary or the Company and may be able to obtain such information from their brokers.

   As described in Section 13, the number of Shares that the Company will purchase from a stockholder may affect the United States federal income tax consequences to the stockholder of such purchase and therefore may be relevant to a stockholder's decision whether to tender Shares. The Letter of Transmittal affords each tendering stockholder the opportunity to designate the order of priority in which Shares tendered are to be purchased in the event of proration.

   This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.


2. PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER.

  The following discussion contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, the matters discussed below as well as the factors described in the Company's filings with the Commission.

   This Offer is an integral part of the Company's ongoing strategy of allowing the Company to focus on its key businesses and maximize stockholder value. The purpose of the Offer is to allow those stockholders desiring to receive cash for all or a portion of their shares an opportunity to do so at a premium over the recent trading prices for the shares. While the Board continues to believe that the shares represent an attractive investment for its continuing stockholders, the Offer presents stockholders who may wish to receive an immediate cash premium for their shares with an opportunity to realize such premium by tendering shares in the Offer. The Offer provides shareholders who are considering a sale of all or a portion of their shares with the opportunity to sell their Shares for cash, without the usual transaction costs associated with market sales. In addition, shareholders owning fewer than 100 Shares, whose Shares are purchased pursuant to the Offer not only will avoid the payment of brokerage commissions but also will avoid any applicable odd lot charges payable on a sale of their Shares. In addition, the Offer may give shareholders the opportunity to sell at prices greater than market prices prevailing prior to announcement of the Offer. The Offer also allows shareholders to sell a portion of their Shares while retaining a continuing equity interest in UM.

   The Company's Board believes that the Offer is in the best interests of UM. The Company believes that the Offer and related financing will be accretive to earnings per share (on both a basic and a diluted basis) in the Company's fiscal year ending December 31, 1999, but there can be no assurance to that effect. Stockholders who determine not to accept the Offer will increase their proportionate interest in the Company and thus in the Company's future earnings, subject to the Company's right to issue additional shares and other equity securities in the future.

   The Board has determined that the Company's financial condition and outlook and current market conditions, including recent trading prices of the shares, make this an attractive time to repurchase a significant portion of the outstanding shares. Accordingly, the Offer is consistent with the Company's long term corporate goal of increasing stockholder value. After the Offer is completed, the Company believes that its financial condition, access to capital and outlook for continued favorable cash flow generation will allow it to continue to reinvest in its business, including the ongoing acquisition of complementary products and businesses.

   In deciding to approve the Offer, the Board took into account the expected financial impact of the Offer, including the increased interest expense and financial and operating constraints associated with the financing required to fund the Offer. The Company believes that its cash, short-term investments and access to credit facilities following the completion of the Offer, together with its anticipated cash flow from operations, are adequate for its needs in the foreseeable future. As of March 31, 1999, the Company had available for borrowing approximately $10.8 million under its Line of Credit.

  The magnitude of the purchase of shares in the Offer is substantial. The
Board took into account that, if the Offer were fully subscribed, the Offer would have the effect of reducing the outstanding shares by approximately 10% at an aggregate cost of approximately $6.45 million and reducing the Company's stockholders' equity from $25.3 million at March 31, 1999 to $19.0 million, on a pro forma basis.

  From time to time, the Company has had discussions with, and has been approached by, third parties expressing varying degrees of interest in a possible acquisition of, investment in or a combination with the Company. These discussions were preliminary in nature and did not result in any proposals being recommended to the Board. In reviewing the Offer, the Board reviewed the Company's strategic business plans and was made aware of such discussions.

   Shares that the Company acquires pursuant to the Offer will become authorized but unissued Shares and will be available for reissuance by the Company without further stockholder action (except as may be required by applicable law or the rules of NYSE or any securities exchange on which the Shares are listed). Subject to applicable state laws and rules of NYSE, such Shares could be issued without stockholder approval for, among other things, acquisitions, the raising of additional capital for use in the Company's business, stock dividends or in connection with stock option plans and other plans, or a combination thereof.

   The Company may in the future purchase additional Shares on the open market, in private transactions, through tender offers or otherwise. Any such purchases may be on the same terms as, or on terms that are more or less favorable to stockholders than, the terms of the Offer. However, Rule 13e-4 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), generally prohibits the Company and its affiliates from purchasing any Shares, other than pursuant to the Offer, until at least ten business days after the expiration or termination of the Offer. Any possible future purchases by the Company will depend on several factors including, without limitation, the ability of the Company to make such purchases under its financing agreements in effect at the time, the market price of the Shares, the results of the Offer, the Company's business and financial position and general economic and market conditions.

  The Board of the Company has approved the offer. However, neither the Company nor its Board makes any recommendation to stockholders as to whether to tender or refrain from tendering their Shares. Each stockholder must make the decision whether to tender Shares and, if so, how many Shares to tender. The Offer to purchase is being made to all holders of Shares, including officers, directors, and affiliates of the Company.

3. PROCEDURES FOR TENDERING SHARES.

   PROPER TENDER OF SHARES. For Shares to be validly tendered pursuant to the Offer, (a) the certificates for such Shares (or confirmation of receipt of such Shares pursuant to the procedures for book-entry transfer set forth below), together with a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) including any required signature guarantees or an Agent's Message (as defined below) and any other documents required by the Letter of Transmittal, must be received prior to 5:00 P.M., New York City time, on the Expiration Date by the Depositary at its address set forth on the back cover of this Offer to Purchase or (b) the tendering stockholder must comply with the guaranteed delivery procedure set forth below.

   In addition, Odd Lot Holders who tender such Shares must complete the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery, in order to qualify for the preferential treatment available to Odd Lot Holders as set forth in Section 1.

   SIGNATURE GUARANTEES AND METHOD OF DELIVERY. No signature guarantee is required if (i) the Letter of Transmittal is signed by the registered holder(s) of the Shares (which term, for purposes of this Section 3, shall include any participant in The Depositary Trust Company (the "Book-Entry Transfer Facility") whose name appears on a security position listing as the owner of the Shares) tendered therewith and such holder(s) have not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal; or (ii) Shares are tendered for the account of a member firm of a registered national securities exchange, a member of the New York Stock Exchange or a commercial bank or trust company (not a savings bank or a savings and loan association) having an office, branch or agency in the United States (each such entity being hereinafter referred to as an "Eligible Institution"). See Instruction 1 of the Letter of Transmittal. In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a certificate for Shares is registered in the name of a person other than the person executing a Letter of Transmittal, or if payment is to be made, or Shares not purchased or tendered are to be issued, to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificate or stock power guaranteed by an Eligible Institution.

   In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility as described above), a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) and any other documents required by the Letter of Transmittal.

  The method of delivery of all documents, including certificates for Shares, the Letter of Transmittal and any other required documents, is at the election and risk of the tendering stockholder. If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases sufficient time should be allowed to assure timely delivery.

   BOOK-ENTRY DELIVERY. The Depositary will establish an account with respect to the Shares for purposes of the Offer at the Book-Entry Transfer Facility within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of the Shares by causing such Facility to transfer Shares into the Depositary's account in accordance with such Book-Entry Transfer Facility's procedures for transfer. Although delivery of Shares may be effected through a book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, either (i) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) with any required signature guarantees or an Agent's Message, and any other required documents must, in any case, be transmitted to and received by the Depositary at its address set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or
(ii) the guaranteed delivery procedure described below must be followed. The confirmation of a book-entry transfer of Shares into the Depositary's account at the Book-Entry Transfer Facility as described above is referred to herein as "confirmation of a book-entry transfer." Delivery of documents to the book-entry transfer facility does not constitute delivery to the Depositary.

   The term "Agent's Message" means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a confirmation of a book-entry transfer which states that such Book-Entry
Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Company may enforce such agreement against the participant.

   GUARANTEED DELIVERY. Stockholders whose Share certificates are not immediately available, who cannot deliver their Shares and all other required documents to the Depositary or who cannot complete the procedure for delivery by book-entry transfer prior to the Expiration Date must tender their Shares pursuant to the guaranteed delivery procedure set forth in this Section 3. Pursuant to such procedure: (i) such tender must be made by or through an Eligible Institution, (ii) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Company (with any required signature guarantees) must be received by the Depositary prior to the Expiration Date, and (iii) the certificates for all physically delivered Shares in proper form for transfer by delivery, or a confirmation of a book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility of all Shares delivered electronically, in each case together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by this Letter of Transmittal, must be received by the Depositary within three NYSE trading days after the date the Depositary receives such Notice of Guaranteed Delivery.

   UNITED STATES FEDERAL INCOME TAX BACKUP WITHHOLDING. Under the United States federal income tax backup withholding rules, unless an exemption applies under the applicable law and regulations, 31% of the gross proceeds payable to a stockholder or other payee pursuant to the Offer must be withheld and remitted to the United States Treasury, unless the stockholder or other payee provides its taxpayer identification number (employer identification number or social security number) to the Depositary and certifies that such number is correct. Therefore, each tendering stockholder must complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding, unless such stockholder otherwise establishes to the satisfaction of the Depositary that it is not subject to backup withholding. Certain stockholders (including, among others, all corporations and certain foreign stockholders) are not subject to these backup withholding requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct taxpayer identification number in Part 1 of Substitute Form W-9, certify that such Stockholder is not subject to backup withholding in Part 2 of such form, and sign and date the form. See the Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9 enclosed with Letter of Transmittal for additional instructions. In order for a foreign stockholder to qualify as an exempt recipient, a foreign stockholder must submit an Internal Revenue Service ("IRS") Form W-8 or a Substitute Form W-8, signed under penalties of perjury, attesting to that stockholder's exempt status. Such statements may be obtained from the Depositary. See Instruction 10 of the Letter of Transmittal. Stockholders are urged to consult their own tax advisors regarding the application of United States federal income tax withholding.

  To prevent United States federal income tax backup withholding equal to 31% of the gross payments made to stockholders for Shares purchased pursuant to the Offer, each stockholder who does not otherwise establish an exemption from such withholding must provide the Depositary with the stockholder's correct taxpayer identification number and provide certain other information by completing the substitute Form W-9 included with the Letter of Transmittal.

For a discussion of certain United States federal income tax consequences to tendering stockholders, see Section 13.

   WITHHOLDING FOR FOREIGN STOCKHOLDERS. Even if a foreign stockholder has provided the required certification to avoid backup withholding, the Depositary will withhold United States federal income taxes equal to 30% of the gross payments payable to a foreign stockholder or its agent unless (A) the Depositary determines that a reduced rate of withholding is available pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business within the United States or (B) the foreign stockholder establishes to the satisfaction of the Company and the Depositary that the sale of Shares by such foreign stockholder pursuant to the Offer will qualify as a "sale or exchange," rather than as a distribution taxable as a dividend, for United States federal income tax purposes (see Section 13 below). For this purpose, a foreign stockholder is any stockholder that is not (i) a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created or organized in or under the laws of the United States, any State or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of the source of such income, or (iv) a trust the administration of which a court within the United States is able to exercise primary supervision and all substantial decisions of which one or more United States persons have the authority to control. In order to obtain a reduced rate of withholding pursuant to a tax treaty, a foreign stockholder must deliver to the Depositary before the payment a properly completed and executed IRS Form 1001. In order to obtain an exemption from withholding on the grounds that the gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business within the United States, a foreign stockholder must deliver to the Depositary a properly completed and executed IRS Form 4224. The Depositary will determine a stockholder's status as a foreign stockholder and eligibility for a reduced rate of, or exemption from, withholding by reference to any outstanding certificates or statements concerning eligibility for a reduced rate of, or exemption from, withholding (e.g., IRS Form 1001 or IRS Form 4224) unless facts and circumstances indicate that such reliance is not warranted. A foreign stockholder may be eligible to obtain a refund of all or a portion of any tax withheld if such stockholder meets the "complete redemption," "substantially disproportionate" or "not essentially equivalent to a dividend" test described in Section 13 or is otherwise able to establish that no tax or a reduced amount of tax is due. Each foreign stockholder is urged to consult its tax advisor regarding the application of United States federal income tax withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedure. See Instruction 11 of the Letter of Transmittal.

   DETERMINATION OF VALIDITY; REJECTION OF SHARES; WAIVER OF DEFECTS; NO OBLIGATION TO GIVE NOTICE OF DEFECTS. All questions as to the number of Shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by the Company, in its sole discretion, and its determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders of any Shares that it determines are not in appropriate form or the acceptance for payment of or payments for which may be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender with respect to any particular Shares or any particular stockholder. No tender of Shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering stockholder or waived by the Company. None of the Company, the Depositary or any other person shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give any such notice.

   TENDERING STOCKHOLDER'S REPRESENTATION AND WARRANTY; COMPANY'S ACCEPTANCE CONSTITUTES AN AGREEMENT. A tender of Shares pursuant to any of the procedures described above will constitute the tendering stockholder's acceptance of the terms and conditions of the Offer, as well as the tendering stockholder's representation and warranty to the Company that (a) such stockholder has a net long position in the Shares being tendered within the meaning of Rule 14e-4 promulgated by the Commission under the Exchange Act and (b) the tender of such Shares complies with Rule 14e-4. It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender Shares for such person's own account unless, at the time of tender and at the end of the proration period or period during which Shares are accepted by lot (including any extensions thereof), the person so tendering (i) has a net long position equal to or greater than the amount of
(x) Shares tendered or (y) other securities convertible into or exchangeable or exercisable for the Shares tendered and will acquire such Shares for tender by conversion, exchange or exercise and (ii) will deliver or cause to be delivered such Shares in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. The Company's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and the Company upon the terms and conditions of the Offer.

  Certificates for Shares, together with a properly completed Letter of Transmittal and any other documents required by the Letter of Transmittal, must be delivered to the Depositary and not to the Company. Any such documents delivered to the Company will not be forwarded to the Depositary and therefore will not be deemed to be validly tendered.

4. WITHDRAWAL RIGHTS.

   Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Company pursuant to the Offer, may also be withdrawn at any time after 5:00 P.M. New York City time, on Tuesday, July 27, 1999.

   For a withdrawal to be effective, a notice of withdrawal must be in written, telegraphic or facsimile transmission form and must be received in a timely manner by the Depositary at its address set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the tendering stockholder, the name of the registered holder (if different from that of the person who tendered such Shares), the number of Shares tendered and the number of Shares to be withdrawn. If the certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates for Shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of Shares tendered by an Eligible Institution). If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in Section 3, the notice of withdrawal also must specify the name and the number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the procedures of such facility. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding. None of the Company, the Depositary, or any other person shall be obligated to give notice of any defects or irregularities in any notice of withdrawal nor shall any of them incur liability for failure to give any such notice.

   Withdrawals may not be rescinded and any Shares withdrawn will thereafter be deemed not tendered for purposes of the Offer unless such withdrawn Shares are validly retendered prior to the Expiration Date by again following one of the procedures described in Section 3.

   If the Company extends the Offer, is delayed in its purchase of Shares or is unable to purchase Shares pursuant to the Offer for any reason, then, without prejudice to the Company's rights under the Offer, the Depositary may, subject to applicable law, retain tendered Shares on behalf of the Company, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in this Section 4.

5. PURCHASE OF SHARES AND PAYMENT OF PURCHASE PRICE.

   Upon the terms and subject to the conditions of the Offer, as promptly as practicable following the Expiration Date, the Company will accept for payment and pay for (and thereby purchase) Shares validly tendered and not withdrawn prior to the Expiration Date. For purposes of the Offer, the Company will be deemed to have accepted for payment (and therefore purchased) Shares that are tendered and not withdrawn (subject to the proration provisions of the Offer) only when, as and if it gives oral or written notice to the Depositary of its acceptance of such Shares for payment pursuant to the Offer. In accordance with applicable regulations of the Commission, the Company may purchase pursuant to the Offer an additional amount of Shares not to exceed 2% of the outstanding Shares without amending or extending the Offer. If (i) the Company increases or decreases the price to be paid for the Shares or the number of Shares being sought in the Offer and, in the event of an increase in the number of Shares being sought, such increase exceeds 2% of the outstanding Shares, and (ii) the Offer is scheduled to expire at any time earlier than the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified in Section 14, the Offer will be extended until the expiration of such period of ten business days.

   Upon the terms and subject to the conditions of the Offer, the Company will purchase and pay for all of the Shares accepted for payment pursuant to the Offer as soon as practicable after the Expiration Date. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made promptly (subject to possible delay in the event of proration) but only after timely receipt by the Depositary of certificates for Shares (or of a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility), a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) and any other required documents.

   The Company will pay for Shares purchased pursuant to the Offer by depositing the aggregate Purchase Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Company and transmitting payment to the tendering stockholders.

   In the event of proration, the Company will determine the proration factor and pay for those tendered Shares accepted for payment as soon as practicable after the Expiration Date; however, the Company does not expect to be able to announce the final results of any proration and commence payment for Shares purchased until approximately seven NYSE trading days after the Expiration Date. Certificates for all Shares tendered and not purchased, including Shares not purchased due to proration, will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to the account maintained with the Book-Entry Transfer Facility by the participant therein who so delivered such Shares) to the tendering stockholder as promptly as practicable after the Expiration Date without expense to the tendering stockholders. Under no circumstances will interest on the Purchase Price be paid by the Company by reason of any delay in making payment. In addition, if certain events occur, the Company may not be obligated to purchase Shares pursuant to the Offer. See
Section 6.

   The Company will pay or cause to be paid all stock transfer taxes, if any, payable on the transfer to it of Shares purchased pursuant to the Offer. If, however, payment of the Purchase Price is to be made to, or (in the circumstances permitted by the Offer) if unpurchased Shares are to be registered in the name of, any person other than the registered holder(s), or if tendered certificates are registered in the name of any person other than the person(s) signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder(s) or such other person or otherwise) payable on account of the transfer to such person will be deducted from the Purchase Price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption therefrom, is submitted. See Instruction 7 of the Letter of Transmittal.

  The Company may be required to withhold and remit to the IRS 31% of the gross proceeds paid to any tendering stockholder or other payee who fails to complete fully, sign and return to the Depositary the substitute Form W-9 included in the Letter of Transmittal. See Section 3. See Section 13 regarding United States federal income tax consequences for foreign stockholders.

6.   CERTAIN CONDITIONS OF THE OFFER.

   Notwithstanding any other provision of the Offer, the Company shall not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for Shares tendered, subject to Rule 13e-4(f) under the Exchange Act, if at any time on or after June 1, 1999 and on or prior to the Expiration Date any of the following events shall have occurred (or shall have been determined by the Company to have occurred) that, in the Company's judgment (regardless of the circumstances giving rise thereto, including any action or omission to act by the Company), makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment:

   (a) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly (i) challenges the making of the Offer, the acquisition of some or all of the Shares pursuant to the Offer or otherwise relates in any manner to the Offer, or (ii) in the Company's reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries or materially impair the contemplated benefits of the Offer to the Company;

   (b) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company or any of its subsidiaries, by any court or any authority, agency or tribunal that, in the Company's reasonable judgment, would or might directly or indirectly: (i) make the acceptance for payment of, or payment for, some or all of the Shares illegal or otherwise restrict or prohibit consummation of the Offer or otherwise relates in any manner to the Offer; (ii) delay or restrict the ability of the Company, or render the Company unable, to accept for payment or pay for some or all of the Shares; (iii) materially impair the contemplated benefits of the Offer to the Company; or (iv) materially and adversely affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries;

   (c) there shall have occurred: (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market; (ii) the declaration of any banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory); (iii) the commencement of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States; (iv) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event that, in the Company's reasonable judgment, might effect, the extension of credit by banks or other lending institutions in the United States; (v) any significant decrease in the market price of the Shares or in the market prices of equity securities generally or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in the sole judgment of the Company, have a material adverse effect on the business, condition (financial or otherwise), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or on the trading in the Shares; (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or (vii) any decline in either the Dow Jones Industrial Average or the Standard and Poor's Index of 500 Industrial Companies by an amount in excess of 10% measured from the close of business on May 28, 1999;

   (d) a tender or exchange offer with respect to some or all of the Shares (other than the Offer), or a merger or acquisition proposal for the Company, shall have been proposed, announced or made by another person or shall have been publicly disclosed, or any person or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 reflecting an intent to acquire the Company or any of its Shares, or the Company shall have learned that any person or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding Shares, or any new group shall have been formed that beneficially owns more than 5% of the outstanding Shares; or

   (e) any change or changes shall have occurred, be pending or threatened or be proposed, which have affected or could affect the business, scope, condition (financial or otherwise), assets, income, level of indebtedness, operations, prospects, stock ownership or capital structure of the Company or its subsidiaries which, in the Company's reasonable judgment, is or may be material to the Company or its subsidiaries.

   The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances (including any action or inaction by the Company) giving rise to any such condition, and may be waived by the Company, in whole or in part, at any time and from time to time in its sole discretion.

   The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Company concerning the events described above will be final and binding on all parties.


7. PRICE RANGE OF SHARES.

   The Shares are listed and traded on NYSE. The following table sets forth, for the periods indicated, the high and low closing per Share sales prices as reported by NYSE (rounded to the nearest $.01):

                                 High           Low
                                ------         ------
1997:
1st Quarter.....................$13.88         $10.38
2nd Quarter......................11.25           6.00
3rd Quarter......................10.25           7.31
4th Quarter.......................9.31           6.75

1998:
1st Quarter.......................8.25           6.56
2nd Quarter.......................8.88           6.81
3rd Quarter.......................7.63           5.00
4th Quarter.......................7.25           5.00

1999:
1st Quarter ......................7.25           5.56
2nd Quarter (through May 25, 1999)7.50           5.81



   On May 25, 1999, the last full NYSE trading day prior to announcement of the Offer, the closing per Share sales price as reported by NYSE was $7.06. The Company urges stockholders to obtain current market quotations for the Shares.

   The Company has not paid cash dividends since 1993. The Company's dividend policy will be reviewed by the Board at such future times as may be appropriate in light of relevant factors at such times. The Company does not expect to pay cash dividends in the foreseeable future.

8. SOURCE AND AMOUNT OF FUNDS.

   Assuming that the Company purchases 800,000 Shares pursuant to the Offer at $8.00 per Share, the Company expects the maximum amount required to purchase shares pursuant to the Offer and to pay related taxes, fees and expenses will be approximately $6,450,000, which the Company expects to obtain from its general corporate funds and from borrowings under the Company's $12,500,000 unsecured revolving line of credit ("Line of Credit") with First Security Bank, N.A. The Line of Credit expires on March 25, 2001. The Company's ability to borrow funds under the Line of Credit is contingent on meeting certain financial covenants in the Line of Credit, including maintaining a minimum amount of earnings before taxes and tangible net worth. Loans under the Line of Credit currently bear interest at a rate equal to First Security's daily LIBOR plus 1.45%. UM intends to repay any borrowings under the Line of Credit through it operating activities.

9. CERTAIN INFORMATION CONCERNING THE COMPANY.

   Utah Medical Products, Inc. is in the business of producing cost-effective devices for the health care industry which are predominantly proprietary, disposable and for hospital use. UM was formed as a Utah corporation in 1978. In 1997, UM purchased Columbia Medical, Inc. (CMI), a Redmond, Oregon company specializing in manufacturing and marketing vacuum-assisted obstetrical delivery systems. In July, 1998 UM acquired the neonatal product line of Gesco International, a subsidiary of Bard Access Systems and C.R. Bard, Inc. UM publicly raised equity capital only one time in 1982. The Company's corporate offices are located at 7043 South 300 West, Midvale, Utah 84047 USA. The corporate telephone number is (801) 566-1200. European operations are located at Garrycastle Industrial Estate, Athlone, County Westmeath, Ireland. The telephone number in Ireland is (902) 73932. CMI's mailing address is P.O. Box 1530, Redmond, Oregon 97756. The phone number in Oregon is (541) 548-7738.

   The foregoing description of the Company's business is qualified in its entirety by the more detailed discussion contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1998 and in its other filings made with the Commission under the Exchange Act.

   SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION. Set forth below is certain summary historical consolidated financial information of the Company and its subsidiaries. The historical financial information (other than the ratio of earnings to fixed charges and book value per common share), has been derived from the consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 1998 and from the Company's Quarterly Reports of Form 10-Q for the quarters ended March 31, 1999 and March 31, 1998. The information presented below should be read in conjunction with the Company's consolidated financial statements and notes thereto incorporated herein by reference. More comprehensive financial information is included in such financial statements, and the financial information which follows is qualified in its entirety by reference to such financial statements, related notes and the audit report contained therein, copies of which may be obtained as set forth below under the caption "ADDITIONAL INFORMATION."

             SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION
                (in thousands except ratios and per share data)

                               Year Ending         Quarter Ending
                               December 31,           March 31,
                              ---------------      ---------------
                               1998       1997      1999    1998
                              ------    ------     ------   ------
INCOME STATEMENT DATA
Sales                        $27,677   $24,272     $ 7,018  $6,375
Net income                     4,858     4,322       1,200   1,159
Earnings per common share        .59       .51         .15     .14
(basic & diluted)
Shares outstanding (basic)     8,269     8,444       7,939   8,305
Shares outstanding (diluted)   8,273     8,495       7,939   8,313
Ratio of earnings to fixed     24.9x     27.9x       46.6x   20.8x
charges (see note)

BALANCE SHEET AND OTHER DATA
Working capital                8,130     9,291       6,704   4,932
Total assets                  31,968    31,459      30,117  31,014
Long-term debt                 3,093     5,563       1,709   4,038
Shareholders' equity          26,017    22,635      25,349  23,415
Dividends per share               --        --          --      --
Book value per common share     3.14      2.66        3.19    2.82

NOTE TO THE SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

(1)   The ratio of earnings to fixed charges was computed by dividing the sum of
  (i) income from operations before taxes (ii) interest expense and (iii) fixed lease charges by the sum of (i) interest expense and (ii) fixed lease charges.


   SUMMARY AUDITED AND UNAUDITED CONSOLIDATED CONDENSED PRO FORMA FINANCIAL INFORMATION. The following summary audited and unaudited consolidated condensed pro forma financial information gives effect to the purchase of Shares pursuant to the Offer, and the payment of related taxes, fees and expenses, based on the assumptions described in the Notes to Summary Audited and Unaudited Consolidated Condensed Pro Forma Financial Information below, as if such transactions had occurred on the first day of the periods presented, with respect to operating statement data, and on the last day of the periods presented with respect to balance sheet data. The summary audited and unaudited consolidated condensed pro forma financial information should be read in conjunction with the summary historical consolidated financial information incorporated herein by reference and does not purport to be indicative of the results that would actually have been obtained, or results that may be obtained in the future, or the financial condition that would have resulted, if the purchase of the Shares pursuant to the Offer, and the payment of related taxes, fees and expenses, had been completed at the dates indicated.


              SUMMARY AUDITED AND UNAUDITED CONSOLIDATED CONDENSED
                      PRO FORMA FINANCIAL INFORMATION (1)
                (in thousands except ratios and per share data)

                      Fiscal Year Ending                Quarter Ending
                    --------------------               ---------------
                       December 31, 1998                March 31, 1999
                  -------------------------     ----------------------------

                            Pro forma                      Pro forma
                             Adjust-                        Adjust-
                 Historical  ments   Pro forma  Historical  ments    Pro forma
                 ---------- -------- ---------  ---------- --------- ---------
INCOME STATEMENTS

Net sales         $27,677             $27,677     $7,018              $7,018
Cost of sales      13,503              13,503      3,331               3,331
                  -------             -------     ------              ------
Gross margin       14,174              14,174      3,687               3,687

Expenses            7,551               7,551      1,934               1,937
                  -------             -------     ------              ------
Income from
 operations         6,623               6,623      1,753               1,753

Other Income          900      (435)      465        115      (105)       10
                  -------     -----   -------     ------     -----    ------
Income before       7,523      (435)    7,088      1,868      (105)    1,763
 income tax

Income tax
 expense           (2,665)      154    (2,511)      (668)       38      (630)
                  -------     -----   -------     ------     -----    ------
Net income          4,858      (281)    4,577      1,200       (67)    1,133
                  =======     =====   =======     ======     =====    ======

Earning per share
(basic & diluted)     .59       .02       .61        .15       .01       .16

Shares
 outstanding -
 basic              8,269      (800)    7,469      7,939      (800)    7,139
Shares
 outstanding -
 diluted            8,273      (800)    7,473      7,939      (800)    7,139

Ratio of earnings
 to fixed charges
 (2)                 24.9x               10.5x      46.6x               13.1x


BALANCE SHEET DATA

ASSETS
Cash               $1,367              $1,367     $  595              $  595
Accounts            4,531               4,531      4,421               4,421
 receivable - net
Inventories         4,048               4,048      3,767               3,767
Other current
 assets               597                 597        617                 617
                  -------             -------     ------              ------
Total current
 assets            10,543              10,543      9,400               9,400

Property &
 equipment - net   12,489              12,489     11,934              11,934
Intangible assets
 - net
                    8,936               8,936      8,783               8,783
                  -------             -------     ------              ------
Total assets       31,968              31,968     30,117              30,117
                  =======             =======     ======              ======


LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable      525                 525        636                 636
Accrued expenses    1,886               1,886      2,060               2,060
Deferred revenue        2                   2          -                   -
                  -------             -------     ------              ------
Total current
liabilities         2,413               2,413      2,696               2,696

Notes payable       3,098     6,450     9,548      1,713     6,450      8,163
Deferred income
taxes                 440                 440        359                 359
                  -------             -------     ------              ------

Total liabilities   5,951     6,450    12,401      4,768     6,450     11,218


STOCKHOLDERS' EQUITY
Preferred stock         -                   -          -                    -
Common stock           80        (8)       72         78        (8)        70
Cumulative
 foreign currency
 translation
 adjustment          (509)               (509)      (922)               (922)
Retained earnings  26,446    (6,442)   20,004     26,193    (6,442)   19,751
                  -------             -------     ------              ------

Total
 stockholders'
 equity            26,017    (6,450)   19,567     25,349    (6,450)   18,899

Total liabilities
 and equities

                   31,968              31,968     30,117              30,117
                  =======             =======     ======              ======

Working capital     8,130               8,130      6,704               6,704

Book value per
 common share        3.14                2.62       3.19                2.65


NOTES TO SUMMARY AUDITED AND UNAUDITED CONSOLIDATED CONDENSED PRO FORMA FINANCIAL INFORMATION

(1) The following assumptions were made in presenting the summary audited and unaudited consolidated condensed pro forma financial information:
(a) The information assumes that 800,000 shares are repurchased and returned to the status of authorized but unissued shares at $8.00 per Share.
(b) Expenses directly related to the Offer are assumed to be $50,000 and have been charged against retained earnings.
(c) The information assumes a increase in interest expense at an assumed rate of 6.75% for the year ended December 31, 1998, and 6.50% for the quarter ended March 31, 1999 (which approximates the rates at which interest was paid on the Line of Credit during the periods presented) on funds used to purchase the Shares under, and pay the expenses of, the Offer.
(d) The assumed income tax rate applicable to pro forma adjustments was consistent with the rate for each of the respective historical periods.
(2) The pro forma ratio of earnings to fixed charges was computed by dividing the sum of (i) income from continuing operations before taxes (ii) estimated interest expense and (iii) fixed lease charges by the sum of (i) estimated interest expense and (ii) fixed lease charges.

   ADDITIONAL INFORMATION. The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports and other information with the Commission relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Company's directors and officers, their remuneration, options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company's stockholders and filed with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 2120, Washington, D.C. 20549. Copies of such material may also be obtained by mail, upon payment of the Commission's customary charges, from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a Web site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

10. INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING SHARES.

   As of May 25, 1999, the Company had issued and outstanding 7,593,306 Shares and had 623,500 Shares issuable on the exercise of stock options exercisable within 60 days. The 800,000 Shares that the Company is offering to purchase represent approximately 10.5% of the Shares then outstanding. As of May 25, 1999, the Company's directors and officers as a group (8 persons) beneficially owned (including 434,200 shares issuable on the exercise of options exercisable within 60 days) an aggregate of 525,400 Shares representing approximately 6.5% of the outstanding Shares (including Shares issuable on the exercise of options exercisable within 60 days).

   If the Company purchases 800,000 Shares pursuant to the Offer, the Company's executive officers and directors as a group would own beneficially (including Shares issuable on the exercise of options exercisable within 60 days) approximately 7.7% of the outstanding Shares immediately after the Offer (including Shares issuable on the exercise of options exercisable within 60 days).

   The Company has been advised that none of its directors or executive officers intends to tender any Shares pursuant to the Offer.

   During the 40 business days prior to the date hereof, the Company purchased 212,930 Shares at prices between $5.81 and $6.38 (average price of $6.24 per Share) in open market transactions subject to a repurchase plan authorized by the Board. During the same period, Kevin L. Cornwell, in open market transactions, purchased 2,000 Shares on April 30, 1999 at a price of $6.38 per
Share, and 2,000 shares on May 4, 1999 at a price of $6.00 per Share.   Barbara
Payne, a director, purchased 500 Shares in an open market transaction at $6.31 per Share on May 11, 1999. To the best of the Company's knowledge, no other of the Company's directors or executive officers, nor any affiliates of any of the foregoing, had any transactions in the Shares during the same time period.

   Except for outstanding options to purchase Shares granted from time to time to certain employees (including executive officers) of UM and to outside directors pursuant to the Company's stock option plans and an option to purchase Shares granted to a consultant of the Company and except as otherwise described herein, neither UM nor, to the best of the Company's knowledge, any of its affiliates, directors or executive officers is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any securities of UM including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

11. EFFECTS OF THE OFFER ON THE MARKET FOR SHARES; REGISTRATION UNDER THE EXCHANGE ACT.

   The Company's purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise be traded publicly and may reduce the number of stockholders. However, the Company believes that there will still be a sufficient number of Shares outstanding and publicly traded following consummation of the Offer to ensure a continued trading market for the Shares and, based on the published guidelines of the NYSE, continued listing of the Company's securities on NYSE.

   The Shares are currently "margin securities" under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using such Shares as collateral. The Company believes that, following the purchase of Shares pursuant to the Offer, the Shares will continue to be "margin securities" for purposes of the Federal Reserve Board's margin regulations.

   Shares the Company acquires pursuant to the Offer will be returned to the status of authorized but unissued shares and will be available for the Company to issue without further stockholder action (except as may be required by applicable law or the rules of the NYSE or any securities exchange on which the Shares are listed) for purposes including the acquisition of other businesses, the raising of additional capital for use in the Company's business and the satisfaction of obligations under existing or future stock option and employee benefit plans. UM has no current plans for issuance of the Shares repurchased pursuant to the Offer.

   The Shares are registered under the Exchange Act, which requires, among other things, that the Company furnish certain information to its stockholders and the Commission and comply with the Commission's proxy rules in connection with meetings of the Company's stockholders. The Company believes that its purchase of Shares pursuant to the Offer will not result in the Shares becoming eligible for deregistration under the Exchange Act.

12.  CERTAIN LEGAL MATTERS; REGULATORY APPROVALS.

   The Company is not aware of any license or regulatory permit that appears to be material to the Company's business that might be adversely affected by the Company's acquisition of Shares as contemplated herein or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Company as contemplated herein. Should any such approval or other action be required, the Company presently contemplates that such approval or other action will be sought. The Company is unable to predict whether it may determine that it is required to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offering pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company's business. The Company's obligations under the Offer to accept for payment and pay for Shares are subject to certain conditions. See Section 6.

13.   CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES.

   The following summary describes certain United States federal income tax consequences relevant to the Offer. The discussion contained in this summary is based upon the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), existing and proposed United States Treasury regulations promulgated thereunder, administrative pronouncements and judicial decisions, changes to which could materially affect the tax consequences described herein and could be made on a retroactive basis.

   This summary discusses only Shares held as capital assets, within the meaning of Section 1221 of the Code, and does not address all of the tax consequences that may be relevant to particular stockholders in light of their personal circumstances, or to certain types of stockholders (such as certain financial institutions, dealers in securities or commodities, insurance companies, tax-exempt organizations or persons who hold Shares as a position in a "straddle" or as part of a "hedging" or "conversion" or "constructive sale" transaction for United States federal income tax purposes). In particular, the discussion of the consequences of an exchange of Shares for cash pursuant to the Offer applies only to a United States stockholder (herein, a "Holder"). For purposes of this summary, a "United States stockholder" is a beneficial owner of the Shares who is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States, any State or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of source, or (iv) a trust the administration of which a court within the United States is able to exercise primary supervision and all substantial decisions of which one or more United States persons have the authority to control. This discussion does not address the tax consequences to foreign stockholders who will be subject to United States federal income tax on a net basis on the proceeds of their exchange of Shares pursuant to the Offer because such income is effectively connected with the conduct of a trade or business within the United States. Such stockholders are generally subject to tax in a manner similar to United States stockholders; however, certain special rules apply. Foreign stockholders who are not subject to United States federal income tax on a net basis should see Section 3 for a discussion of the applicable United States withholding tax rules and the potential for obtaining a refund of all or a portion of the tax withheld. This summary does not apply to foreign stockholders who hold, actually or constructively, more than 5% of the stock of the Company. Any such stockholder is strongly advised to consult its own tax advisor. This summary may not be applicable with respect to Shares acquired as compensation (including Shares acquired upon the exercise of options or which were or are subject to forfeiture restrictions). This summary also does not address the state, local or foreign tax consequences of participating in the Offer. Each Holder of Shares should consult such Holder's tax advisor as to the particular consequences to it of participation in the Offer.

   CONSEQUENCES TO TENDERING HOLDERS OF EXCHANGE OF SHARES FOR CASH PURSUANT TO THE OFFER. An exchange of Shares for cash pursuant to the Offer by a Holder will be a taxable transaction for United States federal income tax purposes. As a consequence of the exchange, the Holder will, depending on such Holder's particular circumstances, be treated either as recognizing gain or loss from the disposition of the Shares or as receiving a dividend distribution from the Company. In general, if a Holder does not exercise control over the affairs of the Company and all Shares actually or constructively owned by such Holder under the applicable attribution rules are tendered and exchanged for cash in the Offer, the Holder should be treated as recognizing gain or loss from the disposition of Shares.

   Under Section 302 of the Code, a Holder will recognize gain or loss on an exchange of Shares for cash if the exchange (i) results in a "complete termination" of all such Holder's equity interest in the Company, (ii) results in a "substantially disproportionate' redemption with respect to such Holder or
(iii) is "not essentially equivalent to a dividend" with respect to the Holder. In applying each of the Section 302 tests, a Holder must take into account not only Shares actually owned by the Holder but also Shares owned by certain related individuals and entities that are constructively owned by such Holder pursuant to Section 318 of the Code.

   A Holder that exchanges all Shares actually or constructively owned by such Holder for cash pursuant to the Offer will be regarded as having completely terminated such Holder's equity interest in the Company. An exchange of Shares for cash will be a "substantially disproportionate" redemption with respect to a Holder if the percentage of the then outstanding Shares owned by such Holder immediately after the exchange is less than 80% of the percentage of the Shares owned by such Holder immediately before the exchange. If an exchange of Shares for cash fails to satisfy the "substantially disproportionate" test, the Holder may nonetheless satisfy the "not essentially equivalent to a dividend" test. A Holder who wishes to satisfy (or avoid) the "not essentially equivalent to a dividend" test is urged to consult such Holder's tax advisor because this test will be met only if the reduction in such Holder's proportionate interest in the Company constitutes a "meaningful reduction" given such Holder's particular facts and circumstances. The IRS has indicated in published rulings that any reduction in the percentage interest of a stockholder whose relative stock interest in a publicly held corporation is minimal (an interest of less than 1% should satisfy this requirement) and who exercises no control over corporate affairs should constitute such a "meaningful reduction." There is some authority that if a Holder sells Shares to persons other than the Company at or about the time such Holder also sells shares to the Company pursuant to the Offer, and the various sales effected by the Holder are part of an overall plan to reduce or terminate such Holder's proportionate interest in the Company, then the sales to persons other than the Company may, for United States federal income tax purposes, be integrated with the Holder's sale of Shares pursuant to the Offer and, if integrated, may be taken into account in determining whether the Holder satisfies any of the three tests described above. A Holder should consult his tax advisor regarding the treatment of other exchanges of Shares for cash which may be integrated with such Holder's sale of Shares to the Company pursuant to the Offer.

   If a Holder is treated as recognizing gain or loss from the disposition of Shares for cash, such gain or loss will be equal to the difference between the amount of cash received and such Holder's tax basis in the Shares exchanged therefor. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period of the Shares exceeds one year as of the date of the exchange. Any long-term capital gain recognized by Holders that are individuals, estates or trusts will be taxable at a maximum rate of 20% if the holding period of the Shares exceeds 12 months. However, any short-term capital gain recognized by Holders that are individuals, estates or trusts and any long-term or short-term capital gain recognized by Holders that are corporations will be taxable at regular income tax rates.

   If a Holder is not treated under the Section 302 tests as recognizing gain or loss on an exchange of Shares for cash, the entire amount of cash received by such Holder in such exchange will be treated as a dividend to the extent of the Company's current and accumulated earnings and profits as determined for United States federal income tax purposes. Such a dividend will be includible in the Holder's gross income as ordinary income in its entirety, without reduction for the tax basis of the Shares exchanged, and no loss will be recognized. The Holder's tax basis in the Shares exchanged, however, will be added to such Holder's tax basis in the remaining Shares that the Holder owns. To the extent that cash received in exchange for Shares is treated as a dividend to a corporate Holder, (i) it will be eligible for a dividends-received deduction (subject to applicable limitations) and (ii) it will be subject to the "extraordinary dividend" provisions of the Code. A corporate Holder should consult its tax advisor concerning the availability of the dividends-received deduction and the application of the "extraordinary dividend" provisions of the Code.

   The Company cannot presently determine whether or the extent to which the Offer will be oversubscribed. If the Offer is oversubscribed, proration of tenders pursuant to the Offer will cause the Company to accept fewer shares than are tendered. Therefore, a Holder can be given no assurance that a sufficient number of such Holder's Shares will be purchased pursuant to the Offer to ensure that such purchase will be treated as a sale or exchange, rather than as a dividend, for United States federal income tax purposes pursuant to the rules discussed above.

   CONSEQUENCES TO STOCKHOLDERS WHO DO NOT TENDER PURSUANT TO THE OFFER. Stockholders who do not accept the Company's Offer to tender their Shares will not incur any tax liability as a result of the consummation of the Offer.

   See Section 3 with respect to the application of United States federal income tax withholding to payments made to foreign stockholders and backup withholding.

  The tax discussion set forth above is included for general information only. Each stockholder is urged to consult such holder's own tax advisor to determine the particular tax consequences to it of the Offer, including the applicability and effect of state, local and foreign tax laws.

14.  EXTENSION OF OFFER; TERMINATION; AMENDMENT.

   The Company expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 6 shall have occurred or shall be deemed by the Company to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. The Company also expressly reserves the right, in its sole discretion, to terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares upon the occurrence of any of the conditions specified in Section 6 hereof by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement thereof. The Company's reservation of the right to delay payment for Shares which it has accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that the Company must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, the Company further reserves the right, in its sole discretion, and regardless of whether any of the events set forth in Section 6 shall have occurred or shall be deemed by the Company to have occurred, to amend the Offer in any respect (including by decreasing or increasing the consideration offered in the Offer to holders of Shares or by decreasing or increasing the number of Shares being sought in the Offer). Amendments to the Offer may be made at any time and from time to time effected by public announcement thereof, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to stockholders in a manner reasonably designed to inform stockholders of such change. Without limiting the manner in which the Company may choose to make a public announcement, except as required by applicable law, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

   If the Company materially changes the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Company will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) promulgated under the Exchange Act. These rules require that the minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. If (i) the Company increases or decreases the price to be paid for Shares or the number of Shares being sought in the Offer and, in the event of an increase in the number of Shares being sought, such increase exceeds 2% of the outstanding Shares, and (ii) the Offer is scheduled to expire at any time earlier than the tenth business day from, and including, the date that notice of an increase or decrease is first published, sent or given in the manner specified in this Section 14, the Offer will then be extended until the expiration of such ten business days.

15.  FEES AND EXPENSES.

   The Company has retained Registrar and Transfer Company to act as Depositary. The Company may retain an Information Agent to contact stockholders by mail, telephone, telegraph and personal interviews and to request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners. The Depositary will receive reasonable and customary compensation for its services as such, will be reimbursed by the Company for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws. The Depositary has not been retained to make solicitations or recommendations in connection with the Offer.

   The Company will not pay fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer. The Company will, however, upon request through the Depositary or the Company, reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by such persons in forwarding the Offer and related materials to the beneficial owners of Shares held by any such person as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of the Company for purposes of the Offer.

   The Company will pay or cause to be paid all stock transfer taxes, if any, on its purchase of Shares except as otherwise provided in Instruction 7 in the Letter of Transmittal.

16.  MISCELLANEOUS.

   The Company is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If the Company becomes aware of any jurisdiction where the making of the Offer is not in compliance with any valid applicable law, the Company will make a good faith effort to comply with such law. If, after such good faith effort, the Company cannot comply with such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In any jurisdiction the securities or blue sky laws of which require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on the Company's behalf by one or more registered brokers or dealers license under the laws of such jurisdiction.

   Pursuant to Rule 13e-4 of the General Rules and Regulations under the Exchange Act, the Company has filed with the Commission an Issuer Tender Offer Statement on Schedule 13E-4 which contains additional information with respect to the Offer. Such Schedule 13E-4, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 9 with respect to information concerning the Company.

  No person has been authorized to give any information or make any representation on behalf of the Company in connection with the Offer other than those contained in this Offer to Purchase or in the related Letter of Transmittal. If given or made, such information or representation must not be relied upon as having been authorized by the Company.

                          UTAH MEDICAL PRODUCTS, INC.

June 1, 1999




Facsimile copies of the Letter of Transmittal will be accepted from Eligible Institutions. The Letter of Transmittal and certificates for Shares and any other required documents should be sent or delivered by each stockholder or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at its address set forth below.

                        The Depositary for the Offer is:

                         Registrar and Transfer Company
                               10 Commerce Drive
                           Cranford, New Jersey 07016
                        Attn: Reorganization Department

                        Facsimile Number: (908) 497-2311
                        Telephone Number: (800) 368-5948


Additional copies of the Offer to Purchase, the Letter of Transmittal or other tender offer materials may be obtained from the Company and will be furnished at the Company's expense. Questions and requests for assistance may be directed to the Company as set forth below. Stockholders may also contact their local broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                          Utah Medical Products, Inc.
                                Paul O. Richins
                              7043 South 300 West
                              Midvale, Utah 84047

                     Banks and Brokers Call: (801) 566-4200
                   All Others Call Toll Free: (800) 533-4984

                                 EXHIBIT (a)(2)

                             LETTER OF TRANSMITTAL
                      TO ACCOMPANY SHARES OF COMMON STOCK
                                       OF
                          UTAH MEDICAL PRODUCTS, INC.
                   TENDERED PURSUANT TO THE OFFER TO PURCHASE
                               DATED JUNE 1, 1999


     THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, JULY 9, 1999, UNLESS THE OFFER IS EXTENDED.


                        THE DEPOSITARY FOR THE OFFER IS:

                         REGISTRAR AND TRANSFER COMPANY
                   By Facsimile Transmission: (908) 497-2311
                      Confirm by Telephone: (800) 368-5948

                        By Mail and Overnight Delivery:
                         Registrar and Transfer Company
                               10 Commerce Drive
                          Cranford, New Jersey 07016
                        Attn: Reorganization Department

                                    By Hand:
                          C/o The Depository Trust Co.
                              Transfer Agent Drop
                           55 Water Street, 1st Floor
                            New York, NY 10041-0099

          Please read the entire letter of transmittal, including the accompanying instructions, carefully before checking any box below.


  DESCRIPTION OF SHARES TENDERED AT $8.00 PER SHARE (See Instructions 3 and 4)


                                                    SHARES TENDERED
                                        (ATTACH ADDITIONAL LIST IF NECESSARY)
                                        -------------------------------------
NAME(S) AND ADDRESS(ES)
OF REGISTERED HOLDER(S)                      TOTAL NUMBER
(PLEASE FILL IN EXACTLY                       OF SHARES             NUMBER
AS NAME(S) APPEAR(S) ON  CERTIFICATE        REPRESENTED BY        OF SHARES
CERTIFICATE(S)           NUMBER(S)(1)       CERTIFICATE(s)       TENDERED(2)
-----------------------  -------------   ------------------     -------------







                                        Total Shares:


(1)Need not be completed by stockholders tendering Shares by book-entry transfer. List certificates in the order in which Shares are to be purchased in the event of proration. See Instruction 13
(2)Unless otherwise indicated, it will be assumed that all Shares represented by each Share certificate delivered to the Depositary are being tendered hereby. See Instruction 4.

Delivery of this instrument to an address other than as set forth above or transmission of instructions via a facsimile number other than the one listed above will not constitute a valid delivery. The instructions accompanying this Letter of Transmittal should be read carefully before the Letter of Transmittal is completed. Deliveries to Utah Medical Products will not be forwarded to the Depositary and therefore will not constitute valid delivery. Deliveries to the book-entry transfer facility will not constitute valid delivery to the Depositary.


              (BOXES BELOW FOR USE BY ELIGIBLE INSTITUTIONS ONLY)

 [ ]  CHECK HERE IF TENDERED SHARES ARE BEING DELIVERED BY BOOK-ENTRY TRANSFER
  TO THE DEPOSITARY'S ACCOUNT AT THE DEPOSITORY TRUST COMPANY AND COMPLETE THE
  FOLLOWING:

   Name of Tendering Institution:

   Account No.:

   Transaction Code No.:

[ ]   CHECK HERE IF CERTIFICATES FOR TENDERED SHARES ARE BEING DELIVERED
  PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE FOLLOWING:

   Name(s) of Registered Holder(s):

   Date of Execution of Notice of Guaranteed Delivery:

   Name of Institution which Guaranteed Delivery:

   Name of Tendering Institution:

   Account No.:

   Transaction Code No.:

                                    ODD LOTS
                              (SEE INSTRUCTION 8)

This section is to be completed ONLY if Shares are being tendered by or on behalf of a person owning beneficially, as of the close of business on May 28, 1999, and who continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares.

The undersigned either (check one box):

[ ] was the beneficial owner as of the close of business on May 28, 1999, and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares, all of which are being tendered, or

[ ]  is a broker, dealer, commercial bank, trust company or other nominee that
    (i) is tendering, for the beneficial owners thereof, Shares with respect to which it is the record owner, and (ii) believes, based upon representations made to it by each such beneficial owner, that such beneficial owner owned beneficially as of the close of business on May 28, 1999, and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares and is tendering all such Shares.


                    Note: Signatures must be provided below.
              Please read the accompanying instructions carefully.

Ladies and Gentlemen:

   The undersigned hereby tenders to Utah Medical Products, Inc., a Utah corporation (the "Company"), the above-described shares of its common stock, par value $.01 per share (such shares, together with associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of October 28, 1994, between the Company and Registrar and Transfer Company as Rights Agent, as amended, are hereinafter referred to as the "Shares"), at the price per Share of $8.00, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 1, 1999 (the "Offer to Purchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constitute the "Offer").

   Subject to, and effective upon, acceptance for payment of and payment for the Shares tendered herewith in accordance with the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the undersigned hereby sells, assigns and transfers to, or upon the order of, the Company all right, title and interest in and to all the Shares that are being tendered hereby or orders the registration of such Shares tendered by book-entry transfer that are purchased pursuant to the Offer to or upon the order of the Company and hereby irrevocably constitutes and appoints the Depositary the true and lawful agent and attorney-in-fact of the undersigned with respect to such Shares, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to:

  (i) deliver certificates for such Shares, or transfer ownership of such Shares on the account books maintained by the Book-Entry Transfer Facility, together, in any such case, with all accompanying evidences of transfer and authenticity, to or upon the order of the Company upon receipt by the Depositary, as the undersigned's agent, of the Purchase Price (as defined below) with respect to such Shares;

 (ii) present certificates for such Shares for cancellation and transfer on the books of the Company; and

(iii) receive all benefits and otherwise exercise all rights of beneficial ownership of such Shares, all in accordance with the terms of the Offer.

     The undersigned hereby represents and warrants to the Company that the undersigned has full power and authority to tender, sell, assign and transfer the Shares tendered hereby and that, when and to the extent the same are accepted for payment by the Company, the Company will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to the sale or transfer thereof, and the same will not be subject to any adverse claims. The undersigned will, upon request, execute and deliver any additional documents deemed by the Depositary or the Company to be necessary or desirable to complete the sale, assignment and transfer of the Shares tendered hereby.

   The undersigned represents and warrants to the Company that the undersigned has read and agrees to all of the terms of the Offer. All authority herein conferred or agreed to be conferred shall not be affected by and shall survive the death or incapacity of the undersigned, and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer, this tender is irrevocable.

   The undersigned understands that tenders of Shares pursuant to any one of the procedures described in Section 3 of the Offer to Purchase and in the Instructions will constitute the undersigned's acceptance of the terms and conditions of the Offer, as well as the undersigned's representation and warranty to the Company that (i) the undersigned has a net long position in the Shares or equivalent securities being tendered within the meaning of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and (ii) the tender of such Shares complies with Rule 14e-4 of the Exchange Act. The Company's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the undersigned and the Company upon the terms and subject to the conditions of the Offer.

   The names and addresses of the registered holders should be printed, if they are not already printed above, exactly as they appear on the certificates representing Shares tendered hereby. The certificate numbers, the number of Shares represented by such certificates and the number of Shares that the undersigned wishes to tender should be indicated in the appropriate boxes on this Letter of Transmittal.

   The undersigned understands that the Company will purchase 800,000 Shares (or such lesser number of Shares as are validly tendered and not withdrawn) at the Purchase Price, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions of the Offer, including its proration provisions, and that the Company will return all other Shares, including Shares not purchased because of proration. See Section 1 of the Offer to Purchase.

   The undersigned recognizes that, under certain circumstances set forth in the Offer to Purchase, the Company may terminate or amend the Offer or may postpone the acceptance for payment of, or the payment for, Shares tendered or may not be required to purchase any of the Shares tendered hereby or may accept for payment fewer than all of the Shares tendered hereby.

   Unless otherwise indicated herein under "Special Payment Instructions," please issue the check for the Purchase Price of any Shares purchased, and/or return any Shares not tendered or not purchased, in the name(s) of the undersigned (and, in the case of Shares tendered by book-entry transfer, by credit to the account at the Book-Entry Transfer Facility). Similarly, unless otherwise indicated under "Special Delivery Instructions," please mail the check for the Purchase Price of any Shares purchased and any certificates for Shares not tendered or not purchased (and accompanying documents, as appropriate) to the undersigned at the address shown below the undersigned's signature(s). In the event that both "Special Payment Instructions" and "Special Delivery Instructions" are completed, please issue the check for the Purchase Price of any Shares purchased and return any Shares not tendered or not purchased in the name(s) of, and mail such check and any certificates to, the person(s) so indicated. The undersigned recognizes that the Company has no obligation, pursuant to the "Special Payment Instructions," to transfer any Shares from the name of the registered holder(s) thereof if the Company does not accept for payment any of the Shares so tendered.

   The undersigned understands that acceptance of Shares by the Company for payment will constitute a binding agreement between the undersigned and the Company upon the terms and subject to the conditions of the Offer.

                                   IMPORTANT
                                PLEASE SIGN HERE
                     (To be completed by all Stockholders)
  (Please Complete Substitute Form W-9 Included in this Letter of Transmittal)


Signature(s) of stockholder(s):



Dated:                        , 1999

Name(s):

Capacity (Full Title):

Address:



Area Code and Telephone No.:

Social Security Number

(Must be signed by registered holder(s) exactly as name(s) appear(s) on Share certificate(s) or on a security position listing or by person(s) authorized to become registered holder(s) by certificates and documents transmitted herewith. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, please set forth full title and see Instruction 6.)


                           GUARANTEE OF SIGNATURE(S)
                           (SEE INSTRUCTIONS 1 AND 6)


Firm Name:

Authorized Signature:

Title:

Address:



Area Code and Telephone Number:


Dated:                        , 1999


SPECIAL PAYMENT INSTRUCTIONS              SPECIAL DELIVERY INSTRUCTIONS
(SEE INSTRUCTIONS 1, 6, 7 AND 8)          (SEE INSTRUCTIONS 6, 7 AND 8)
To be completed ONLY if the check for   To be completed ONLY if the check for
the the aggregate Purchase Price of     Purchase Price of Shares purchased
Shares purchased and/or certificates    and/or certificates for Shares not
for Shares not tendered or not          tendered or not purchased are to be
purchased are to be issued in the name  mailed to someone other than the of someone other than the undersigned.  undersigned or to the undersigned at an address other than that shown below the
                                        undersigned's signature(s).
Issue  [ ] check and/or [ ]             Mail    [ ] check and/or [ ]

certificate(s) to:                      certificate(s) to:
Name:                                   Name:
Address:                                Address:



(Tax identification or social security  (Tax identification or social security
no.)                                    no.)

If special payment instructions are being given. Please remember to have your signature guaranteed.

                                  INSTRUCTIONS
             FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

   1. GUARANTEE OF SIGNATURES. Except as provided below, all signatures All signatures on this Letter of Transmittal must be guaranteed by a firm that is an Eligible Institution (as defined below), unless (i) this Letter of Transmittal is signed by the registered holder(s) of the Shares (which term, for purposes of this document, shall include any participant in a Book-Entry Transfer Facility whose name appears on a security position listing as the owner of Shares) tendered herewith and such holder(s) have not completed the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on this Letter of Transmittal, or (ii) such Shares are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company (not a savings bank or savings and loan association) having an office, branch or agency in the United States (each such entity, an "Eligible Institution"). See Instruction 6.

   2. DELIVERY OF LETTER OF TRANSMITTAL AND SHARE CERTIFICATES; GUARANTEED DELIVERY PROCEDURES. This Letter of Transmittal is to be used either if Share certificates are to be forwarded herewith or if delivery of Shares is to be made by book-entry transfer pursuant to the procedures set forth in Section 3 of the Offer to Purchase. Certificates for all physically delivered Shares, or a confirmation of a book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility of all Shares delivered electronically, as well as a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) and any other documents required by this Letter of Transmittal, must be received by the Depositary at its address set forth on the front page of this Letter of Transmittal prior to the Expiration Date. If certificates are forwarded to the Depositary in multiple deliveries, a properly completed and duly executed Letter of Transmittal must accompany each such delivery.

   Stockholders whose Share certificates are not immediately available, who cannot deliver their Shares and all other required documents to the Depositary or who cannot complete the procedure for delivery by book-entry transfer prior to the Expiration Date must tender their Shares pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase. Pursuant to such procedure: (i) such tender must be made by or through an Eligible Institution; (ii) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Company (with any required signature guarantees) must be received by the Depositary prior to the Expiration Date; and (iii) the certificates for all physically delivered Shares in proper form for transfer by delivery, or a confirmation of a book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility of all Shares delivered electronically, in each case together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by this Letter of Transmittal, must be received by the Depositary within three trading days on The New York Stock Exchange after the date the Depositary receives such Notice of Guaranteed Delivery, all as provided in Section 3 of the Offer to Purchase.

  The method of delivery of all documents, including share certificates, the Letter of Transmittal and any other required documents, is at the election and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, property insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

   No alternative or contingent tenders will be accepted. By executing this Letter of Transmittal (or facsimile thereof), the tendering stockholder waives any right to receive any notice of the acceptance for payment of the Shares.

   3. INADEQUATE SPACE. If the space provided herein is inadequate, the certificate numbers and the number of Shares should be listed on a separate signed schedule and attached to this Letter of Transmittal.

   4. PARTIAL TENDERS (NOT APPLICABLE TO STOCKHOLDERS WHO TENDER BY BOOK-ENTRY TRANSFER). If fewer than all the Shares represented by any certificate delivered to the Depositary are to be tendered, fill in the number of Shares that are to be tendered in the box entitled "Number of Shares Tendered." In such case, a new certificate for the remainder of the Shares represented by the old certificate will be sent to the person(s) signing this Letter of Transmittal, unless otherwise provided in the "Special Payment Instructions" or "Special Delivery Instructions" boxes on this Letter of Transmittal, as promptly as practicable following the expiration or termination of the Offer. All Shares represented by certificates delivered to the Depositary will be deemed to have been tendered unless otherwise indicated.

   5. SIGNATURES ON LETTER OF TRANSMITTAL; STOCK POWERS AND ENDORSEMENTS. If this Letter of Transmittal is signed by the registered holder(s) of the Shares tendered hereby, the signatures(s) must correspond with the name(s) as written on the face of the certificates without alteration, enlargement or any change whatsoever.

   If any of the Shares tendered hereby are held of record by two or more persons, all such persons must sign this Letter of Transmittal.

   If any of the Shares tendered hereby are registered in different names on different certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal (or facsimiles thereof) as there are different registrations of such Shares.

   If this Letter of Transmittal is signed by the registered holder(s) of the Shares tendered hereby, no endorsements of certificates or separate stock powers are required unless payment of the Purchase Price is to be made to, or Shares not tendered or not purchased are to be registered in the name of, any person other than the registered holder(s). See Instruction 1.

   If this Letter of Transmittal is signed by a person other than the registered holder(s) of the Shares tendered hereby, certificates evidencing the Shares tendered hereby must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name(s) of the registered holder(s) appear(s) on such certificate(s). Signature(s) on any such certificates or stock powers must be guaranteed by an Eligible Institution. See Instruction 1.

   If this Letter of Transmittal or any certificate or stock power is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and proper evidence satisfactory to the Company of the authority of such person so to act must be submitted.

   6. STOCK TRANSFER TAXES. The Company will pay or cause to be paid any stock transfer taxes with respect to the sale and transfer of any Shares to it or its order pursuant to the Offer. If, however, payment of the aggregate Purchase Price is to be made to, or Shares not tendered or not purchased are to be registered in the name of, any person other than the registered holder(s), or if tendered Shares are registered in the name of any person other than the person(s) signing this Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holder(s), such other person or otherwise) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted. See Section 5 of the Offer to Purchase. EXCEPT AS PROVIDED IN THIS INSTRUCTION 6, IT WILL NOT BE NECESSARY TO AFFIX TRANSFER TAX STAMPS TO THE CERTIFICATES REPRESENTING SHARES TENDERED HEREBY.

   7. SPECIAL PAYMENT AND DELIVERY INSTRUCTIONS. If a check for the purchase price of any Shares tendered hereby is to be issued in the name of, or any Shares not tendered or not purchased are to be returned to, a person other than the person(s) signing this Letter of Transmittal, or if the check or any certificates for Shares not tendered or not purchased are to be mailed to someone other than the person(s) signing this Letter of Transmittal or to an address other than that shown above in the box captioned "Description of Shares Tendered," then the boxes captioned "Special Payment Instructions" and "Special Delivery Instructions" on this Letter of Transmittal should be completed. Stockholders tendering Shares by book-entry transfer will have any Shares not accepted for payment returned by crediting the account maintained by such stockholder at the Book-Entry Transfer Facility from which such transfer was made.

   8. ODD LOTS. As described in Section 1 of the Offer to Purchase, if fewer than all Shares validly tendered and not withdrawn prior to the Expiration Date are to be purchased, the Shares purchased first will consist of all Shares tendered by any stockholder who owned beneficially as of the close of business on May 28, 1999, and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares and who validly tendered all such Shares. Partial tenders of Shares will not qualify for this preference and this preference will not be available unless the box captioned "Odd Lots" in this Letter of Transmittal and the Notice of Guaranteed Delivery, if any, is completed.

   9. SUBSTITUTE FORM W-9 AND FORM W-8. Under the United States federal income tax backup withholding rules, unless an exemption applies under the applicable law and regulations, 31% of the gross proceeds payable to a stockholder or other payee pursuant to the Offer must be withheld and remitted to the United States Treasury, unless the stockholder or other payee provides such person's taxpayer identification number (employer identification number or social security number) to the Depositary and certifies that such number is correct. Therefore, each tendering stockholder must complete and sign the Substitute Form W-9 included as part of this Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding, unless such stockholder otherwise establishes to the satisfaction of the Depositary that it is not subject to backup withholding. Certain stockholders (including, among others, all corporations and certain foreign stockholders) are not subject to these backup withholding requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct taxpayer identification number in Part 1 of Substitute Form W-9, certify that such Stockholder is not subject to backup withholding in Part 2 of such form, and sign and date the form. See the enclosed Guidelines for Certification of Taxpayer Identification Number or Substitute Form W-9 for additional instructions. In order for a foreign stockholder to qualify as an exempt recipient, a foreign stockholder must submit an Internal Revenue Service ("IRS") Form W-8 or a Substitute Form W-8, signed under penalties of perjury, attesting to that stockholder's exempt status. Form W-8 may be obtained from the Depositary.

   10. WITHHOLDING ON FOREIGN STOCKHOLDERS. Even if a foreign stockholder has provided the required certification to avoid backup withholding, the Depositary will withhold United States federal income taxes equal to 30% of the gross payments payable to a foreign stockholder or its agent unless (A) the Depositary determines that a reduced rate of withholding is available pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business in the United States or (B) the foreign stockholder establishes to the satisfaction of the Company and the Depositary that the sale of Shares by such foreign stockholder pursuant to the Offer will qualify as a "sale or exchange," rather than as a distribution taxable as a dividend, for United States federal income tax purposes (see Section 13 of the Offer to Purchase). For this purpose, a foreign stockholder is any stockholder that is not (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States, any State or any political subdivision thereof, (iii) an estate, the income of which is subject to United States federal income taxation regardless of the source of such income or (iv) a trust the administration of which a court within the United States is able to exercise primary supervision and all substantial decisions of which one or more United States persons have the authority to control. In order to obtain a reduced rate of withholding pursuant to a tax treaty, a foreign stockholder must deliver to the Depositary a properly completed IRS Form 1001. In order to obtain an exemption from withholding on the grounds that the gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business within the United States, a foreign stockholder must deliver to the Depositary a properly completed IRS Form 4224. The Depositary will determine a stockholder's status as a foreign stockholder and eligibility for a reduced rate of, or an exemption from, withholding by reference to outstanding certificates or statements concerning eligibility for a reduced rate of, or exemption from, withholding (e.g., IRS Form 1001 or IRS Form 4224) unless facts and circumstances indicate that such reliance is not warranted. A foreign stockholder may be eligible to obtain a refund of all or a portion of any tax withheld if such stockholder meets the "complete redemption," "substantially disproportionate" or "not essentially equivalent to a dividend" test described in Section 13 of the Offer to Purchase or is otherwise able to establish that no tax or a reduced amount of tax is due. Each foreign stockholder is urged to consult its tax advisor regarding the application of United States federal income tax withholding, including eligibility for a withholding tax reduction or exemption and refund procedures.

   11. REQUESTS FOR ASSISTANCE OR ADDITIONAL COPIES. Any questions or requests for assistance may be directed to the Depositary or the Company at its address and telephone number below. Requests for additional copies of the Offer to Purchase, this Letter of Transmittal or other tender offer materials may be directed to the Depositary or the Company, and such copies will be furnished promptly at the Company's expense. Stockholders may also contact their local broker, dealer, commercial bank or trust company for documents relating to, or assistance concerning, the Offer.

   12. IRREGULARITIES. All questions as to the number of Shares to be accepted, the price to be paid therefor and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders it determines not to be in proper form or the acceptance of or payment for which may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer and any defect or irregularity in the tender of any particular Shares or any particular stockholder. No tender of Shares will be deemed to be validly made until all defects or irregularities have been cured or waived. None of the Company, the Depositary, or any other person is or will be obligated to give notice of any defects or irregularities in tenders, and none of them will incur any liability for failure to give any such notice.

   13. ORDER OF PURCHASE IN EVENT OF PRORATION. As described in Section 1 of the Offer to Purchase, stockholders may designate the order in which their Shares are to be purchased in the event of proration. The order of purchase may have an effect on the United States federal income tax classification of any gain or loss on the Shares purchased. See Sections 1 and 13 of the Offer to Purchase.

   14. MUTILATED, LOST, STOLEN OR DESTROYED CERTIFICATES. Any stockholder whose certificates have been mutilated, lost, stolen or destroyed should contact the Company's transfer agent, Registrar and Transfer Company (the "Transfer Agent"), at 10 Commerce Drive, Cranford, New Jersey 07016 for further instructions as soon as possible. In the event of a mutilated, lost, stolen or destroyed certificate, certain procedures will be required to be completed before this Letter of Transmittal can be processed. Because these procedures may take a substantial amount of time to complete, notice of any mutilated, lost, stolen or destroyed certificate should be provided to the Transfer Agent as soon as possible.

  Important: this Letter of Transmittal (or a facsimile thereof) together with Share certificates or confirmation of book-entry transfer and all other required documents must be received by the Depositary, or the Notice of Guaranteed Delivery must be received by the Depositary, prior to the Expiration Date. Stockholders are encouraged to return a completed substitute Form W-9 with their Letter of Transmittal.

       TO BE COMPLETED BY ALL TENDERING REGISTERED HOLDERS OF SECURITIES
                  PAYOR'S NAME: REGISTRAR AND TRANSFER COMPANY

SUBSTITUTE                     REQUEST FOR TAXPAYER
FORM W9              IDENTIFICATION NUMBER AND CERTIFICATION     GIVE FORM TO
DEPARTMENT                                                       REQUESTER. DO
OF THE TREASURY                                                  NOT SEND TO THE
INTERNAL REVENUE SERVICE                                         THE IRS.



PART 1   TAXPAYER IDENTIFICATION NUMBER (TIN)

Enter your TIN in the appropriate box. For individuals, this is your social security number (SSN). However, if you are a resident alien and you do not have and are not eligible to get a SSN, your TIN is your IRS individual taxpayer identification number. For other entities, it is your employer identification number (EIN). If you do not have a number, see OBTAINING A NUMBER ON PAGE 2 OF THE GUIDELINES. NOTE: If the account is in more than one name, see the chart on page 1 of the Guidelines for guidance on whose number to enter.

Social security number

OR

Employer identification number


PART 2 - CERTIFICATION
     Under penalties of perjury, I certify that: 1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), AND 2. I am not subject to backup withholding because: (A) I am exempt from backup withholding, or (B) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (C) the IRS has notified me that I am no longer subject to backup withholding.

CERTIFICATION INSTRUCTIONS. - You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the Certification, but you must provide your correct TIN. (See the Guidelines on page 2.)

SIGNATURE                          DATE



PART 3 - AWAITING TIN [ ]

Note:    failure to complete and return this form may result in backup withholding of 31% of any cash payments. Please review the enclosed guidelines for certification of taxpayer identification number on substitute form W-9 for additional details.

You must complete the following certificate if you checked the box in part 3 of the substitute form W-9.

             CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

     I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and that I mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office (or I intend to mail or deliver an application in the near future). I understand that if I do not provide a taxpayer identification number to the payor within 60 days, the payor is required to withhold 31% of all reportable payments made to me thereafter until I provide a number.


SIGNATURE                          DATE





                        THE DEPOSITARY FOR THE OFFER IS:

                         REGISTRAR AND TRANSFER COMPANY
                               10 Commerce Drive
                          Cranford, New Jersey  07016
                        Attn: Reorganization Department

                        Telephone Number: (800) 368-5948

                                 EXHIBIT (a)(3)

                          UTAH MEDICAL PRODUCTS, INC.
                         NOTICE OF GUARANTEED DELIVERY
                           OF SHARES OF COMMON STOCK


   This form, or a form substantially equivalent to this form, must be used to accept the Offer (as defined below) if certificates for the shares of common stock of Utah Medical Products, Inc. are not immediately available, if the procedure for book-entry transfer cannot be completed on a timely basis, or if time will not permit all other documents required by the Letter of Transmittal to be delivered to the Depositary (as defined below) prior to the Expiration Date (as defined in Section 1 of the Offer to Purchase defined below). Such form may be delivered by hand or transmitted by mail or overnight courier, or (for Eligible Institutions only) by facsimile transmission, to the Depositary. See
Section 3 of the Offer to Purchase. The eligible institution which completes this form must communicate the guarantee to the Depositary and must deliver the Letter of Transmittal and certificates for Shares to the Depositary within the time shown herein. Failure to do so could result in a financial loss to such eligible institution.

                        The Depositary for the Offer is:
                         Registrar and Transfer Company
                               10 Commerce Drive
                          Cranford, New Jersey  07016
                        Attn: Reorganization Department

                   By Facsimile Transmissions: (908) 497-2311
                        Telephone Number: (800) 368-5948

Delivery of this instrument to an address other than as set forth above or transmission of instructions via a facsimile number other than the one listed above will not constitute a valid delivery.

This form is not to be used to guarantee signatures. If a signature on a Letter of Transmittal is required to be guaranteed by an Eligible Institution under the instructions thereto, such signature guarantee must appear in the applicable space provided in the signature box on the Letter of Transmittal.

Ladies and Gentlemen:

  The undersigned hereby tenders to Utah Medical Products, Inc., a Utah corporation (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 1, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"), receipt of which is hereby acknowledged, the number of shares of common stock, par value $.01 per share (such shares, together with associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of October 28, 1994, between the Company and Registrar and Transfer Company as Rights Agent, are hereinafter referred to as the "Shares"), of the Company listed below, pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase.


Number of Shares



                                             Signature(s)
Certificate Nos.:  (if available)


If shares will be tendered by book entry transfer:

Name of Tendering Institution

                                             Name(s) (Please Print)



Account No. at The Depositary Trust Company





                                             Address(es)




Dated:



Area Code/Telephone Number:



                                    ODD LOTS
                              (SEE INSTRUCTION 8)

This section is to be completed ONLY if Shares are being tendered by or on behalf of a person who owned beneficially as of the close of business on May 28, 1999, and who continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares.

The undersigned either (check one box):

[ ] owned beneficially as of the close of business on May 28, 1999, and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares, all of which are being tendered, or

[ ] is a broker, dealer, commercial bank, trust company or other nominee that
    (i) is tendering, for the beneficial owners thereof, Shares with respect to which it is the record owner, and (ii) believes, based upon representations made to it by each such beneficial owner, that such beneficial owner owned beneficially as of the close of business on May 28, 1999, and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares and is tendering all such Shares.

                                   GUARANTEE
                    (NOT TO BE USED FOR SIGNATURE GUARANTEE)

  The undersigned, a firm that is a member of a registered national securities exchange or the NYSE, or a commercial bank or trust company (not a savings bank or savings and loan association) having an office, branch or agency in the United States hereby guarantees: (i) that the above-named person(s) has a net long position in the Shares being tendered within the meaning of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended; (ii) that such tender of Shares complies with Rule 14e-4; and (iii) to deliver to the Depositary at its address set forth above certificate(s) for the Shares tendered hereby, in proper form for transfer, or a confirmation of the book-entry transfer of the Shares tendered hereby into the Depositary's account at The Depositary Trust Company, in each case together with a properly completed and duly executed Letter(s) of Transmittal (or facsimile(s) thereof), with any required signature guarantee(s) and any other required documents, all within three trading days on The NYSE Stock Market after the Depositary receives this Notice.


  Name of Firm                     Authorized Signature




  Address                               Name (Please Print)



  City, State, Zip Code                      Title



  Area Code and Telephone Number             Dated:



                 Do not send share certificates with this form.
                   Your share certificates must be sent with
                           the Letter of Transmittal

                                 EXHIBIT (a)(4)

                          UTAH MEDICAL PRODUCTS, INC.
                           OFFER TO PURCHASE FOR CASH
                    UP TO 800,000 SHARES OF ITS COMMON STOCK
                                       AT
                      A PURCHASE PRICE OF $8.00 PER SHARE


     THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, JULY 9, 1999, UNLESS THE OFFER IS EXTENDED.


                                                                  June 1, 1999
To Brokers, Dealers, Commercial
   Banks, Trust Companies and
   Other Nominees:

   We are enclosing the material listed below relating to the offer of Utah Medical Products, Inc., a Utah corporation (the "Company"), to purchase up to 800,000 shares of its common stock, par value $.01 per share (such shares together with associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of October 28, 1994, as amended, between the Company and Registrar and Transfer Company as Rights Agent, are hereinafter referred to as the "Shares"), at a price of $8.00 per Share (the "Purchase Price"), net to the seller in cash, specified by tendering stockholders, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 1, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer").

   The Company will, upon the terms and subject to the conditions of the Offer, purchase 800,000 Shares (or such lesser number of Shares as are validly tendered and not withdrawn) pursuant to the Offer. The Company will pay the Purchase Price for all Shares validly tendered and not withdrawn, upon the terms and subject to the conditions of the Offer, the procedure pursuant to which Shares will be accepted for payment and the proration provisions. Certificates representing Shares not purchased because of proration will be returned at the Company's expense. The Company reserves the right, in its sole discretion, to purchase more than 800,000 Shares pursuant to the Offer.

  This offer is not conditioned upon any minimum number of Shares being tendered. The offer is, however, subject to certain other conditions. See section 6 of the Offer to Purchase.

   We are asking you to contact your clients for whom you hold Shares registered in your name (or in the name of your nominee) or who hold Shares registered in their own names. Please bring the Offer to their attention as promptly as possible. The Company will, upon request, reimburse you for reasonable and customary handling and mailing expenses incurred by you in forwarding any of the enclosed materials to your clients.

   For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

   1. The Offer to Purchase;

   2. The Letter of Transmittal for your use and for the information of your clients;

   3. A letter to stockholders of the Company from Kevin L. Cornwell, Chairman and Chief Executive Officer;

   4. The Notice of Guaranteed Delivery to be used to accept the Offer if the Shares and all other required documents cannot be delivered to the Depositary by the Expiration Date (each as defined in the Offer to Purchase);

   5. A letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space for obtaining such clients' instructions with regard to the Offer; and

   6. Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 providing information relating to United States federal income tax backup withholding.

  We urge you to contact your clients as promptly as possible. Please note that the offer, proration period and withdrawal rights expire at 5:00 p.m., New
York City time, on Friday, July 9, 1999, unless the Offer is extended.

   The Company will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer. The Company will, upon request, reimburse you for reasonable and customary handling and mailing expenses incurred by you in forwarding materials relating to the Offer to your customers. The Company will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 7 of the Letter of Transmittal.

   In order to take advantage of the Offer, a duly executed and properly completed Letter of Transmittal and any other required documents should be sent to the Depositary with either certificate(s) representing the tendered Shares or confirmation of their book-entry transfer, all in accordance with the instructions set forth in the Letter of Transmittal and the Offer to Purchase.

   As described in the Offer to Purchase, if more than 800,000 Shares (or such greater number of Shares as the Company may elect to purchase pursuant to the Offer) have been validly tendered and not withdrawn prior to the Expiration Date (as defined in Section 1 of the Offer to Purchase) the Company will accept Shares for purchase in the following order of priority: (i) all Shares validly tendered and not withdrawn prior to the Expiration Date by any shareholder who owned beneficially as of the close of business on May 28, 1999 and who continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares and who validly tenders all of such Shares (partial tenders will not qualify for this preference) and completes the box captioned "Odd Lots" in the Letter of Transmittal and, if applicable, the Notice of Guaranteed Delivery; and
(ii) after purchase of all of the foregoing Shares, all other Shares validly tendered and not withdrawn prior to the Expiration Date on a pro rata basis.

  The Board of Directors of the Company has approved the Offer. However, neither the Company nor its Board of Directors makes any recommendation to stockholders as to whether to tender Shares or refrain from tendering their Shares. Each stockholder must make the decision whether to tender Shares and, if so, how many Shares to tender. The Company has been advised that none of its directors or executive officers intends to tender any Shares pursuant to the offer.

   Any questions or requests for assistance may be directed to the Company at its address and telephone number set forth on the back cover of the enclosed Offer to Purchase. Additional copies of the enclosed materials may be requested from the Company.

                                           Very truly yours,


                                           Utah Medical Products, Inc.

  Nothing contained herein or in the enclosed documents shall constitute you or any other person as the agent of the Company, the Depositary, or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the documents enclosed herewith and the statements contained therein.

                                 EXHIBIT (a)(5)

                          UTAH MEDICAL PRODUCTS, INC.
                           OFFER TO PURCHASE FOR CASH
                    UP TO 800,000 SHARES OF ITS COMMON STOCK
                                       AT
                      A PURCHASE PRICE OF $8.00 PER SHARE



     THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, JULY 9, 1999, UNLESS THE OFFER IS EXTENDED.


                                                                  June 1, 1999

To Our Clients:

  Enclosed for your consideration are the Offer to Purchase dated June 1, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer") setting forth an offer by Utah Medical Products, Inc., a Utah corporation (the "Company"), to purchase up to 800,000 shares of its common stock, par value $.01 per share (such shares, together with associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of October 28, 1994, between the Company and Registrar and Transfer Company as Rights Agent, are hereinafter referred to as the "Shares"), at a price of $8.00 per Share (the "Purchase Price"), net to the seller in cash, specified by tendering stockholders, upon the terms and subject to the conditions of the Offer. Also enclosed herewith is certain other material related to the Offer.

  The Company will, upon the terms and subject to the conditions of the Offer, purchase 800,000 Shares (or such lesser number of Shares as are validly tendered and not withdrawn) pursuant to the Offer. The Company will pay the Purchase Price for all Shares validly tendered and not withdrawn, upon the terms and subject to the conditions of the Offer, the procedure pursuant to which Shares will be accepted for payment and the proration provisions. Certificates representing Shares not purchased because of proration will be returned at the Company's expense. The Company reserves the right, in its sole discretion, to purchase more than 800,000 Shares pursuant to the Offer. See Section 1 of the Offer to Purchase.

  This Offer is not conditioned upon any minimum number of shares being tendered. The Offer is, however, subject to certain other conditions. See section 6 of the Offer to Purchase.

  We are the holder of record of Shares held for your account. As such, a tender of such Shares can be made only by us as the holder of record and pursuant to your instructions. The Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender Shares held by us for your account.

  We request instructions as to whether you wish us to tender any or all of the Shares held by us for your account, upon the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal.

  Your attention is invited to the following:

 (1) You may tender Shares at a price of $8.00 per Share, as indicated in the attached Instruction Form, net to you in cash.

 (2) The Offer is for a maximum of 800,000 Shares, constituting approximately 10.5% of the total Shares outstanding as of May 28, 1999. The Offer is subject to certain conditions set forth in Section 6 of the Offer to Purchase.

 (3) The Offer, proration period and withdrawal rights will expire at 5:00 P.M., New York City time, on Friday, July 9, 1999, unless the Offer is extended. Your instructions to us should be forwarded to us in ample time to permit us to submit a tender on your behalf.

 (4) As described in the Offer to Purchase, if at the expiration of the Offer, more than 800,000 Shares (or such greater number of Shares as the Company may elect to purchase pursuant to the Offer) have been validly tendered and not withdrawn, the Company will purchase Shares in the following order of priority:

  (a) all Shares validly tendered and not withdrawn prior to the Expiration Date by any shareholder who owned beneficially as of the close of business on May 28, 1999 and who continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares and who validly tenders all of such Shares (partial tenders will not qualify for this preference) and completes the box captioned "Odd Lots" in the Letter of Transmittal and, if applicable, the Notice of Guaranteed Delivery; and

  (b) after purchase of all the foregoing Shares, all other Shares validly tendered and not withdrawn prior to the Expiration Date, on a pro rata basis (with appropriate adjustments to avoid purchase of fractional shares). See Section 1 of the Offer to Purchase for a discussion of proration.

 (5) Tendering stockholders who are registered holders will not be obligated to pay any brokerage commissions, solicitation fees or, subject to Instruction 7 of the Letter of Transmittal, stock transfer taxes on the Company's purchase of Shares pursuant to the Offer. However, a tendering stockholder who holds Shares through a broker, dealer or custodian may be required by such entity to pay a service charge or other fee.

 (6) If you owned beneficially as of the close of business on May 28, 1999, and continue to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares and you instruct us to tender all such Shares prior to the Expiration Date and check the box captioned "Odd Lots" in the Instruction Form, all such Shares will be accepted for purchase before proration, if any, of the other tendered Shares.

  The Board of Directors of the Company has approved the Offer. However, neither the Company nor its Board of Directors makes any recommendation to stockholders as to whether to tender or refrain from tendering their Shares. Each stockholder must make the decision whether to tender Shares and, if so, how many Shares to tender. The Company has been advised that none of its directors or executive officers intends to tender any Shares pursuant to the Offer.

  If you wish to have us tender any or all of your Shares held by us for your account upon the terms and subject to the conditions set forth in the Offer to Purchase, please so instruct us by completing, executing and returning to us the attached Instruction Form. An envelope to return your instructions to us is enclosed. If you authorize tender of your Shares, all such Shares will be tendered unless otherwise specified on the Instruction Form.

  Your instructions should be forwarded to us in ample time to permit us to submit a tender on your behalf by the Expiration Date of the Offer.

  The Offer is being made to all holders of Shares. The Company is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If the Company becomes aware of any jurisdiction where the making of the Offer is not in compliance with any valid applicable law, the Company will make a good faith effort to comply with such law. If, after such good faith effort, the Company cannot comply with such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In any jurisdiction the securities or blue sky laws of which require the Offer to be made by a licensed broker or dealer, the Offer is being made on the Company's behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                                INSTRUCTION FORM
                   WITH RESPECT TO OFFER TO PURCHASE FOR CASH
                      UP TO 800,000 SHARES OF COMMON STOCK
                         OF UTAH MEDICAL PRODUCTS, INC.
                     AT A PURCHASE PRICE OF $8.00 PER SHARE

  The undersigned acknowledge(s) receipt of your letter and the enclosed Offer to Purchase dated June 1, 1999, and the related Letter of Transmittal (which together constitute the "Offer"), in connection with the Offer by Utah Medical Products, Inc. (the "Company") to purchase up to 800,000 shares of its common stock, par value $.01 per share (such shares, together with associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of October 28, 1994, between the Company and Registrar and Transfer Company as Rights Agent, are hereinafter referred to as the "Shares"), at a price of $8.00 per Share, net to the undersigned in cash, specified by the undersigned, upon the terms and subject to the terms and conditions of the Offer.

  This will instruct you to tender to the Company the number of Shares indicated below (or, if no number is indicated below, all Shares) that are held by you for the account of the undersigned, upon the terms and subject to the conditions of the Offer.

[ ] By checking this box, all Shares held by us for your account will be tendered.

  If fewer than all Shares held by us for your account are to be tendered, please check the following box and indicate below the aggregate number of Shares to be tendered by us. [ ]*

                                     SHARES

* Unless otherwise indicated, it will be assumed that all Shares held by us for your account are to be tendered.



                                    ODD LOTS
                              (SEE INSTRUCTION 8)

This section is to be completed ONLY if Shares are being tendered by or on behalf of a person who owned beneficially as of the close of business on May 28, 1999, and who continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares.

The undersigned either (check one box):

[ ] owned beneficially as of the close of business on May 28, 1999, and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares, all of which are being tendered, or

[ ] is a broker, dealer, commercial bank, trust company or other nominee that
    (i) is tendering, for the beneficial owners thereof, Shares with respect to which it is the record owner, and (ii) believes, based upon representations made to it by each such beneficial owner, that such beneficial owner owned beneficially as of the close of business on May 28, 1999, and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares and is tendering all such Shares.


  The method of delivery of this document is at the election and risk of the tendering stockholder. If delivery is by mail, registered mail with return receipt requested, properly insured is recommended. In all cases, sufficient time should be allowed to assure delivery.


Date:                                             SIGN HERE:

                                                       Authorized Signature(s)





Area Code and Telephone Number                         Name(s)  (Please Print)




  Taxpayer Identification or
  Social Security Number (s)

                                                        Address

                                 EXHIBIT (a)(6)

                          UTAH MEDICAL PRODUCTS, INC.


                                                          Corporate Headquarters
                                                             7043 South 300 West
                                                            Midvale, Utah  84047
                                                         Telephone: 801-566-1200
                                                               FAX: 801-566-2062
                                                                 NYSE Symbol: UM

                                 PRESS RELEASE
           Utah Medical Announces Tender Offer for 10% of Its Shares

Contact:  Paul Richins                              May 26, 1999
(801) 566-1200

Salt Lake City, Utah - Utah Medical Products, Inc. (NYSE:UM) announces that it will repurchase at a price of $8.00 per share at least 800,000 of its shares, if tendered and not withdrawn by shareholders on or before July 9.

The $8.00 per share price represents about a 20% premium over the average price of the stock during the last six months, and is equal to the highest trading price during the last 12 months.

According to Chairman & CEO Kevin Cornwell, "UM's performance has been steadily improving, but its share price has remained grossly undervalued. Because of the Company's excellent performance, UM can afford to make an investment that will not only give investors who are tired of the low share price an opportunity to sell their shares at a premium over the current price, but also by antidilution, substantially enhances the value of remaining shares held by shareholders who are more patient and confident in the Company's future. Selling shareholders will have the added benefit of avoiding brokerage commissions and odd lot fees.

I would like to be clear that UM's board of directors does not recommend that shareholders take advantage of this offer because we believe the stock is still grossly undervalued at $8.00 per share. Even after making the share repurchase investment, UM's anticipated financial performance and credit facility are adequate to fund planned internal new product development and continue an acquisition program similar to the Columbia Medical and Gesco acquisitions completed during the last two years.

Looking backwards, for the last twelve years UM has been able to grow at an annually compounded rate in sales of 14% per year, and earnings per share of 24% per year, including some substantial disappointments and significant competition. Going forward, I believe that UM has opportunities to continue to improve its performance, but I understand that the stock market, and in particular the institutional investors who today seem to be driving values in the stock market, may not recognize UM's fair value. Therefore, the board of directors is offering UM's shareholders who feel they have better investment alternatives a favorable opportunity to make a change."

Investors are cautioned that this press release contains forward looking statements and that actual activities or results may differ from those projected. Risks factors that could cause results to differ materially from those projected include UM's ability to competitively develop, manufacture, market, and sell its products, market acceptance of new and/or competitive products, timing of regulatory approval of new products, among other factors that have been outlined in UM's public disclosure filings with the SEC. The SEC Form 13E-4 associated with the tender offer will be mailed to shareholders about June 1.

Utah Medical Products, Inc., with particular interest in healthcare for women and their babies, develops, manufactures, assembles and markets a broad range of disposable and reusable specialty medical devices designed for better health outcomes for patients and their care-providers.

                                 EXHIBIT (a)(7)

                    NOTICE of OFFER to PURCHASE for CASH by
                    UTAH MEDICAL PRODUCTS, INC.  (NYSE: UM)
                    up to 800,000 SHARES of its COMMON STOCK
                     at a PURCHASE PRICE of $8.00 per SHARE


THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW
                    YORK CITY TIME, ON FRIDAY, JULY 9, 1999,
                         UNLESS THE OFFER IS EXTENDED.


UM invites holders of its shares of its Common Stock, par value $0.01 per share, to tender such shares to the Company at a price of $8.00 per share. The purpose of the Offer is to allow those stockholders desiring to receive cash for all or a portion of their UM shares an opportunity to do so at a premium over recent trading prices, without the usual brokerage commissions, odd lot charges or other transaction costs associated with market sales. UM's Board of Directors has determined that the Company's financial condition and outlook and current market conditions, including recent trading prices of the shares, make this an attractive time to repurchase a significant portion of the outstanding shares. Accordingly, the Offer is consistent with the Company's long term corporate goal of increasing stockholder value.

The Board of Directors continues to believe that UM shares represent an attractive investment for continuing stockholders. Stockholders who determine not to accept the Offer will increase their proportionate interest in the Company and thus in the Company's future earnings, subject to the Company's right to issue additional shares and other equity securities in the future. Tendered Shares may be withdrawn at any time prior to the expiration of the Offer (5:00 p.m., New York City time, on Friday, July 9, 1999, or such later date to which the Offer is extended by the Company) and, unless previously purchased, may also be withdrawn at any time after 5:00 P.M., New York City time, on Tuesday, July 27, 1999.

In the event that proration of tendered shares is required, proration for each stockholder tendering shares, other than Odd Lot Holders, shall be based on the ratio of the number of Shares tendered by such stockholder (and not withdrawn prior to the Expiration Date) to the total number of Shares tendered by all stockholders, other than Odd Lot Holders, (and not withdrawn prior to the Expiration Date). There will be no proration of Shares tendered by any stockholder owning beneficially fewer than 100 Shares in the aggregate as of the close of business on May 28, 1999 and as of the Expiration Date, who tenders all such Shares prior to the Expiration Date.

The Offer is not conditioned on any minimum number of Shares being tendered.
The Offer is, however, subject to certain other conditions set forth in the Offer to Purchase. Copies of the Offer to Purchase, the Letter of Transmittal or other tender offer materials may be obtained from the Company and will be furnished at the Company's expense. Questions and requests for assistance may be directed to the Company as set forth below. Stockholders may also contact their local broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                          Utah Medical Products, Inc.
                             Attn:  Paul O. Richins
                              7043 South 300 West
                              Midvale, Utah  84047

                     Banks and Brokers Call: (801) 566-1200
                   All Others Call Toll Free: (800) 533-4984

                                 EXHIBIT (a)(8)

                                    UM LOGO
June 1, 1999

Dear UM Shareholder:

Utah Medical Products, Inc. is offering to purchase up to 800,000 shares of its common stock at $8.00 per share. The $8.00 per share price represents about a 25% premium over the average price of the stock during the last six months, and is equal to the highest trading price during the last twelve months.

The conditions of the Offer are explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. Please read the materials carefully before making any decision with respect to the Offer. Neither the Company nor its Board of Directors makes any recommendation to any stockholder as to whether to tender or refrain from tendering shares. If you wish to tender your shares, instructions on how to tender shares are provided in the enclosed materials.

The purpose of the Offer is to allow those stockholders desiring to receive cash for all or a portion of their shares an opportunity to do so at a premium over the recent trading prices for the shares. UM's performance has been steadily improving, but its share price has remained grossly undervalued. Because of the Company's excellent performance, UM can afford to make an investment that will, by antidilution, substantially enhance the value of shares held by shareholders who are confident in the Company's future and do not sell at this time.

I would like to be clear that UM's Board of Directors does not recommend that shareholders take advantage of this offer because we believe the stock is still grossly undervalued at the $8.00 per share offering price. Looking backwards, for the last twelve years UM has been able to grow at an annually compounded rate in sales of 14% per year, and earnings per share of 24% per year, during periods of significant competition. During the last four calendar quarters, for example, UM generated over $10 million in pre-tax and pre-interest cash flow (EBITDA) and $.60 in after-tax net profit per share (eps). Using the valuation multiples for EBITDA (18 times) and PER (eps multiple = 36 times) enjoyed by large companies in the medical device industry with whom UM directly competes, UM's market value would be more than $20 per share. In the current stock market environment, the perception that bigger is better and the lower trading activity of smaller capitalization stocks in comparison to the larger capitalization stocks in the medical device industry have adversely affected UM's ability to properly negotiate its fair market value in the event of a merger with another company. The Board believes that this Offer demonstrates to UM's stockholders the Company's confidence in its business, may increase liquidity in the trading of its shares, and will lead to a value more consistent with other companies with comparable financial performance.

Going forward, in addition to closing the relative value gap, I believe that UM has opportunities to continue to improve its performance. As you know, our market strategy is different from the larger companies. We are trying to focus on satisfying special needs of clinicians, not on becoming a WalMart for medical products. Even after making the share repurchase investment, UM's anticipated financial performance and credit facility are adequate to fund planned internal new product development and make acquisitions similar to Columbia Medical and Gesco, both acquired in the last two years.

Please note that the Offer is scheduled to expire at 5:00 p.m. New York City time, on Friday July 9, unless extended by UM. Please give us a call if you have any further questions.

Sincerely,


Kevin L. Cornwell
Chairman & CEO

                                 EXHIBIT (a)(9)

                    GUIDELINES FOR CERTIFICATION OF TAXPAYER
                  IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

GUIDELINES FOR DETERMINING THE PROPER IDENTIFICATION NUMBER TO GIVE THE PAYOR. Social Security numbers have nine digits separated by two hyphens: i.e 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e. 00-0000000. The table below will help determine the number to give the payer.

FOR THIS TYPE OF ACCOUNT:              GIVE THE SOCIAL SECURITY
                                        NUMBER OF:
1.  An individual's account            The individual
2. Two or more individuals             The actual owner of the
    (joint account)                     account or, if combined
                                        funds, any one of the
                                        individuals on the account
                                        (1)
3. Husband and wife                    The actual owner of the
   (joint account)                      account or, if joint funds,
                                        either person(1)
4. Custodian account of a minor        The minor(2)
  (Uniform Gift to Minors Act)
5. Adult and minor                     The adult or, if the minor is
  (joint account)                       the only contributor, the
                                        minor(1)
6. Account in the name of guardian or  The ward, minor, or
   committee for a designated ward,     incompetent person(3)
   minor, or incompetent person
7. a. The usual revocable savings      The grantor-trustee(1)
   trust account   (grantor is also
   trustee)
                                       The actual owner(1)
b. So-called trust account that is not
   a legal or valid trust under State
   law
8.  Sole proprietorship                The owner(4)
9.  The valid trust, estate, or        The legal entity (Do not
    pension trust                       furnish the trust identifying
                                        number of the personal
                                        representatives or trustee
                                        unless the legal entity
                                        itself is not designated in
                                        the account title.)(5)
10.  Corporate account                 The corporation
11.  Religious, charitable or          The organization
     educational account
12.  Partnership account               The partnership
13.  Association, club, or other tax-  The organization
     exempt organization
14.  The broker or registered nominee  The broker or nominee
15.  Account with the Department of    The public entity
     Agriculture in the name of a public
     entity (such as a State or local
     government, school district, or
     prison) that receives agricultural
     program payments

(1) List first and circle the name of the person whose number you furnish. If only one person on the account has a social security number, that person's number must be listed.
(2) Circle the minor's name and furnish the minor's social security number.
(3) Circle the ward's, minor's or incompetent person's name and furnish such person's social security number.
(4) Show the name of the owner.
(5) List first and circle the name of the legal trust, estate, or pension trust.
Note: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

            GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                         NUMBER ON SUBSTITUTE FORM W-9


OBTAINING A NUMBER

If you don't have a taxpayer identification number or you don't know your number, obtain Form SS-5, Application for a Social Security Number Card, or Form SS-4, Application for Employer Identification Number, at the local office of the Social Security Administration or the Internal Revenue Service and apply for a number.

PAYEES EXEMPT FROM BACKUP WITHHOLDING

Payees specifically exempted from backup withholding on ALL payments include the following:

- A corporation.
- A financial institution.
- An organization exempt from tax under section 501(a), or an individual retirement plan.
- The United States or any agency or instrumentality thereof.
- A State, the District of Columbia, a possession of the United States, or any subdivision or instrumentality thereof.
- A foreign government, a political subdivision of a foreign government, or any agency or instrumentality thereof.
- An international organization or any agency, or instrumentality thereof.
- A registered dealer in securities or commodities registered in the U.S. or a possession of the U.S.
- A futures commission merchant registered with the Commodity Futures Trading Commission.
- A real estate investment trust.
- A common trust fund operated by a bank under section 584(a).
- A middleman known in the investment community as a nominee or who is listed in the most recent publication of the American Society of Corporate Secretaries, Inc., Nominee List.
- A trust exempt from tax under section 664 or described in section 4947.
- An entity registered at all times under the Investment Company Act of 1940.
- A foreign central bank of issue.

PAYMENTS EXEMPT FROM BACKUP WITHHOLDING

Payments of dividends and patronage dividends not generally subject to backup withholding include the following:

- Payments to nonresident aliens subject to withholding under section 1441.
- Payments to partnerships not engaged in a trade or business in the U.S. and which have at least one nonresident partner.
- Payments of patronage dividends where the amount received is not paid in money.
- Payments made by certain foreign organizations.
- Section 404(k) payments made by an ESOP.

Payments of interest not generally subject to backup withholding include the following:

- Payments of interest on obligations issued by individuals. However, if you pay $600 or more in interest in the course of your trade or business to a payee, you must report the payment. Backup withholding applies to the reportable payment if the payee has not provided a TIN or has provided an incorrect TIN.
- Payments of tax-exempt interest (including exempt-interest dividends under section 852).
- Payments described in section 6049(b)(5) to non-resident aliens.
- Payments on tax-free covenant bonds under section 1451.
- Payments made by certain foreign organizations.
- Mortgage interest paid to you.

Exempt payees described above should file Form W-9 to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYOR, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" ON THE FACE OF THE FORM, AND RETURN IT TO THE PAYOR. IF THE PAYMENTS ARE INTEREST, DIVIDENDS, OR PATRONAGE DIVIDENDS, ALSO SIGN AND DATE THE FORM.

Certain payments that are not subject to information reporting are also not subject to backup withholding. For details, see the regulations under sections 6041, 6041A(a), 6045, and 6050A.

PRIVACY ACT NOTICE. Section 6109 requires most recipients of dividend, interest, or other payments to give Taxpayer Identification Numbers to Payers who must report the payments to the IRS. The IRS uses the numbers for identification purposes. Payors must be given the numbers whether or not recipients are required to file tax returns. Payors must generally withhold 31% of taxable interest, dividend, and certain other payments to a Payee who does not furnish a Taxpayer Identification Number to a Payor. Certain penalties may also apply.

PENALTIES

(1) PENALTY FOR FAILURE TO FURNISH TAXPAYER IDENTIFICATION NUMBER. If you fail to furnish your Taxpayer Identification Number to a Payor, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2) CIVIL PENALTY FOR FALSE INFORMATION WITH RESPECT TO WITHHOLDING. If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

(3) CRIMINAL PENALTY FOR FALSIFYING INFORMATION. Falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

(4) MISUSE OF TINS. If the requester discloses or uses tins in violation of Federal law, the requester may be subject to civil and criminal penalties.

For additional information contact your tax consultant or the Internal Revenue Service

                                EXHIBIT (b)(1)

                            REVOLVING LOAN AGREEMENT


     THIS REVOLVING LOAN AGREEMENT (the "Agreement"), dated as of the 4th day of April, 1997, is entered between UTAH MEDICAL PRODUCTS, INC., a Utah corporation (the "Borrower"), and FIRST SECURITY BANK, N.A. ("First Security")

                                    Recitals

     Borrower has requested that First Security make an unsecured revolving line of credit available to Borrower in the maximum principal amount of $10,000,000.00 (the "Loan"), and First Security is willing to make the Loan available to Borrower, on the terms and subject to the conditions set forth in this Agreement.

                                   Agreement

     In consideration of the foregoing, the benefits to be derived by the parties under this Agreement and other good and valuable consideration, the parties hereby agree as follows:

     SECTION 1.     AMOUNT AND TERMS OF THE LOAN.

    1.1 The maximum principal amount of the Loan shall be $10,000,000.00.

    1.2 The Loan shall be a revolving loan (with the right of Borrower to
repay principal and to reborrow up to the     maximum principal amount of the
Loan so long as no default exists under this Agreement or any of the related Loan Documentation).

    1.3 The Loan shall be evidenced by a Revolving Promissory Note, dated of even date herewith, executed by Borrower and payable to First Security in the maximum principal amount of $10,000,000.00, as amended from time to time (the "Note").

    1.4 Interest on the unpaid balances outstanding will be calculated as follows:

        (a) Unless Borrower notifies First Security that Borrower desires all or any portion of the advances hereunder to bear interest at the "Prime Based Rate" in accordance with subsection (b) below, all amounts outstanding under the Loan shall bear interest at the floating per annum rate (the "Eurodollar Rate"), subject to daily change, equal to 1.45% (145 basis points) above First Security's "Daily LIBOR. For purposes of this Agreement, First Security's "Daily LIBOR" shall mean the thirty-day London Interbank Offered Rate determined by First Security to be accepted by the British Bankers Association and published daily in the United States of America by Dow Jones Telerate (or such other similar source as may be selected by First Security). First Security's Daily LIBOR approximates (but is not necessarily identical to) the thirty-day LIBOR published daily in the "Money Rates" section of The Wall Street Journal. Balances under the Loan that bear interest at a Eurodollar Rate are hereinafter referred to as "Eurodollar Rate Balances. First Security may make loans bearing interest above, at or below the applicable Eurodollar Rate, said rate not necessarily being the best or lowest rate of interest charged by First Security to its customers, and First Security may make loans based on other rates as well. The Eurodollar Rate may change from time to time, and the interest payable on Eurodollar Rate Balances will continue to fluctuate at the same increment above First Security's Daily LIBOR as stated above. The Eurodollar Rate will not, however, change more often that each day. With respect to Eurodollar Rate Balances, any changes in the interest rate shall become effective, without prior notice, on the date on which First Security's Daily LIBOR changes. First Security will tell Borrower the current Eurodollar Rate upon Borrower's request. Subject to the provisions of subsection (c) below, any balances under the Loan with respect to which Borrower has not affirmatively requested the Prime Based Rate in accordance with this subsection shall bear interest at the Eurodollar Rate in accordance with this subsection (a).

        (b) Borrower shall have the right, by written notice to First Security (or by telephonic notice followed within 24 hours by written confirmation), to elect to have all or any portion of the balances under the Loan bear interest at the floating per annum rate (the "Prime Based Rate"), subject to daily change, equal to 0.8% (80 basis points) below First Security's "Prime Rate. "Prime Rate" shall mean First Security's announced per annum rate of interest used as a reference point from which the cost of credit to customers may be calculated, and is subject to change from time to time. First Security may make loans bearing interest above, at or below the Prime Rate, said rate not necessarily being the best or lowest rate of interest charged by First Security to its customers. The Prime Rate may change from time to time, and the interest payable on balances under the Loan that bear interest at the Prime Based Rate ("Prime Rate Balances") will continue to fluctuate at the same increment below the Prime Rate as stated above. With respect to Prime Rate Balances, any changes in the interest rate shall become effective, without prior notice, on the date on which the Prime Rate of First Security changes.

        (c) Borrower may elect at any time and from time to time to convert Prime Rate Balances (or any portion thereof) to Eurodollar Rate Balances, or to convert Eurodollar Rate Balances (or any portion thereof) to Prime Rate Balances. Each such election shall be made by Borrower giving First Security written notice (or by telephonic notice followed within 24 hours by written confirmation) at least one business day before the conversion is to become effective. Unless First Security receives such a conversion notice from Borrower, all Eurodollar Rate Balances shall continue to bear interest at the fluctuating Eurodollar Rate and all Prime Rate Balances shall continue to bear interest at the fluctuating Prime Based Rate.

        (d) Notwithstanding the foregoing, upon any default under this Agreement or under any of the other Loan Documentation, the rate of interest per annum on all balances hereunder (including both Prime Rate Balances and Eurodollar Rate Balances) shall be two percent (2%) above the Prime Rate per annum from and after such default; provided further, however, that if First Security shall waive in writing or allow a cure of such default, the interest rate shall revert to the applicable non-default rate from and after such waiver or completion of cure (whichever is sooner).

    1.5 The Loan shall be repaid to First Security as set forth in this Agreement and the Note. All payments received by First Security shall be applied as follows: first, toward the satisfaction of attorneys' fees and costs incidental thereto and to advances made and costs and expenses incurred by First Security or its agents to enforce Borrower's Obligations hereunder and under the Loan Documentation or to preserve any collateral securing the Obligations; second, toward the reduction of any and all accrued and unpaid interest, including uncollected late charges; and third, toward the reduction of unpaid principal.

    1.6 First Security shall provide periodic accountings to Borrower of all payments, collections, applications and borrowings. Borrower shall promptly examine such accountings and shall after learning of any discrepancy, immediately notify First Security of any discrepancies. Fifteen days after the rendering of such accountings, in the absence of patent demonstrable error, the same shall be deemed to be conclusive as between First Security and Borrower.

    1.7 In addition to other charges, fees and payments payable under this Agreement or in connection with the Loan provided hereby, Borrower shall pay First Security a commitment fee equal to the greater of: (a) $6,250 minus any interest received by First Security from Borrower during the quarterly period just ended, or (b) 13/100s of one percent (thirteen basis points) per annum times the average daily difference, if any, between $10,000,000.00 and the average daily principal balance outstanding under the Loan during the applicable quarterly period, using a 360 day year. The commitment fee shall be payable quarterly, in arrears, on the 25th day of each March, June, September and December during the term of the Loan; provided that in the event the Loan expires or is terminated for any reason prior to the end of any such quarterly period, Borrower shall pay First Security the pro rata portion of the commitment fee attributable to such shorter period prior to the termination date.

    1.8 In addition to this Agreement and the Note, the term "Loan Documentation" shall include all other instruments, notices, certificates, guaranties and other documents required by First Security as a condition to or in connection with the Loan, whether heretofore, now or hereafter executed, together with all amendments thereto.

    1.9 Any of Kevin L. Cornwell, Paul Richins or Lori A. Sessions is authorized on behalf of Borrower to make a written or oral request to First Security to advance funds under this Agreement. First Security is under no obligation to verify the identity of any person representing to be any of the aforementioned representatives of Borrower. Any advance made pursuant to said written or oral request is irrebuttably presumed to be made for Borrower's benefit.

     1.10 The obligations, indebtedness, covenants and liabilities of Borrower set forth or contemplated in the Loan Documentation shall be referred to as the "Obligations," including without limitation any indebtedness resulting from any overdraft on any account with First Security (provided that nothing herein shall be a commitment by First Security to honor overdrafts).

     1.11 Borrower may during the term of the Loan prepay the outstanding principal amount of the Loan, in whole or in part, without premium or penalty.

     SECTION 2.     GUARANTY.

     2.1 As a material inducement and condition to First Security making the Loan available to Borrower, Utah Medical Products Ltd., a Bermuda corporation ("Guarantor") which is a wholly owned subsidiary of Borrower, shall guaranty the Obligations of Borrower in connection with the Loan, by executing a Continuing and Unconditional Guaranty in favor of First Security (the "Guaranty").

     SECTION 3.     CONDITIONS.

    3.1 First Security shall not be required to advance funds under this Agreement unless First Security shall have received from Borrower the following:

        (a) Current financial statements in such form as First Security may require;

        (b) The fully executed Loan Documentation (including without limitation the Note and the Guaranty); and

        (c) Such other documentation and information as First Security or its counsel may request given the circumstances and terms of the Loan.

    3.2 First Security shall not be required to make any advance under the Loan if a default or an event of default under the Loan Documentation exists or if an event has occurred that with the passage of time or the giving of notice or both would constitute such a default or event of default.

     SECTION 4.     REPRESENTATIONS AND WARRANTIES OF BORROWER.

To induce First Security to make the Loan, Borrower warrants and represents as follows:

        (1) Borrower has full power, authority and capacity to incur the indebtedness described herein and to execute the Loan Documentation.

        (2) The execution and performance of the Loan Documentation will not violate any applicable law, regulation, order, judgment or decree, partnership agreement, article of incorporation, bylaw, indenture, contract or agreement that purports to be binding on the Borrower or its assets, and will not result in the creation of any encumbrance on the assets of Borrower except as contemplated by the Loan Documentation.

        (3) Any financial statements of Borrower heretofore delivered to First Security are true and correct in all respects. The most recent statements given to First Security accurately represent the current financial condition of Borrower, and, since the date of such statements, the business, properties, assets and liabilities of Borrower have not been adversely affected or changed in any material way.

        (4) All written representations previously made and information previously given by Borrower or Borrower's agents to First Security or its agents remain true and correct.

        (5) Borrower is not in default under any indebtedness, lease, contract, license, undertaking or other agreement which will affect the ability of Borrower to perform under any of the Loan Documentation.

        (6) There are no existing actions, suits or proceedings pending or threatened against Borrower or relating to the business, properties or assets of Borrower that may have a material adverse effect upon the financial condition, the business, or the assets of Borrower, and no judgment, order or decree has been rendered which has not been discharged, satisfied or complied with other than those disclosed to First Security in writing.

        (7) Borrower has filed all federal and state income tax returns which are required to be filed (except returns for which extensions have been properly filed) and has paid all taxes, assessments and governmental charges or levies imposed upon Borrower or upon Borrower's income or profits, or upon any property belonging to Borrower, to the extent that such taxes and assessments have become due (except such taxes and assessments that are being contested in good faith by appropriate proceedings diligently prosecuted and that have been disclosed to First Security in writing).

        (8) Borrower has good title to its assets, including the properties and assets reflected in the most recent statements given to First Security, free and clear of all liens and encumbrances.

     SECTION 5.     COVENANTS OF BORROWER.

    5.1 Borrower shall promptly furnish First Security, during the term of the Loan, copies of such tax returns and financial reports and statements as requested by First Security, all prepared in a manner and form and at such times as are acceptable to First Security. Without limiting the generality of the foregoing, Borrower shall provide the following items to First Security within the time periods indicated: (i) Copies of Borrower's quarterly reports to the SEC on form 10-Q shall be provided promptly upon filing with the SEC but in no event Later than 50 days after the end of the quarter for which the report is required; (ii) copies of Borrower's annual reports to the SEC on form 10-K shall be provided promptly upon filing with the SEC but in no event later than 95 days after the end of the fiscal year for which the report is required; (iii) copies of Borrower's annual reports to shareholders shall be provided promptly upon mailing to the shareholders but in no event later than 95 days after the end of the fiscal year for which the report is prepared; (iv) quarterly compliance certificates shall be provided within 50 days after the end of each quarter, in a form acceptable to First Security, certifying Borrower's continuing compliance with the covenants, representations and warranties contained in the Loan Documentation; and (v) copies of Guarantor's annual financial statements shall be provided promptly after being prepared but in no event later than 95 days after the end of the fiscal year for which said statements are prepared.

    5.2 Borrower shall promptly give notice to First Security of (a) the occurrence of any default or event of default under any of the Loan Documentation; (b) any litigation, proceedings or event that may have an adverse effect upon the financial condition, the business or the assets of Borrower; and
(c) any adverse change in the financial condition of Borrower.

    5.3 Borrower shall:

        (a) duly observe and conform to all requirements of any governmental authorities relative to the conduct of Borrower's business or to Borrower's properties or assets; and

        (b) pay all obligations and liabilities when due, including without limitation all taxes, assessments and governmental charges or levies imposed upon Borrower or upon Borrower's income or profits, or upon any property belonging to Borrower, and maintain appropriate reserves for the accrual of the same in accordance with generally accepted accounting principles.

    5.4 Borrower shall permit First Security or its agents to inspect the assets and financial records of Borrower and to discuss the affairs, finances and assets of Borrower with Borrower's officers, all at such reasonable times and as often as First Security may reasonably request.

    5.5 Borrower shall not create or suffer to exist any lien or encumbrance on any of Borrower's assets. Borrower shall notify First Security in writing immediately upon receipt of notice of the imposition of any lien, levy, attachment or execution on any of its assets. Borrower shall cause such liens or other process not permitted by this Section to be satisfied immediately. First Security may discharge such unpermitted liens and encumbrances, and any such amounts shall become part of the Obligations, shall be repaid to First Security on demand, and shall accrue interest as set forth in the Note.

    5.6 Borrower shall not transfer, sell, pledge or otherwise dispose of or convey any right, title or interest in or to any material portion of its assets other than in the ordinary course of Borrower's business, without the prior written consent of First Security.

    5.7 Borrower shall not incur any interest bearing debt other than the Obligations hereunder, other obligations owed to First Security, or overdrafts related to demand deposit accounts maintained in Ireland.

    5.8 Borrower shall maintain at all times minimum annual earnings before taxes of at least $8,000,000.00, measured quarterly on a rolling four-quarter basis and calculated in accordance with generally accepted accounting principles consistently applied.

    5.9 Borrower shall maintain at all times a minimum tangible net worth of at least $17,000,000.00, calculated as Borrower's book net worth minus intangible assets and calculated in accordance with generally accepted accounting principles consistently applied.

    5.10 Borrower shall maintain at all times minimum cash and investments (as currently defined in Borrower's annual report to shareholders) of at least $2,500,000.00.

     SECTION 6.     DEFAULT AND REMEDIES.

    6.1 The occurrence of any of the following shall constitute an event of default under this Agreement and the other Loan Documentation:

        (a) Failure to pay any principal, interest or other monetary indebtedness under the Obligations within ten (10) days after the due date therefor;

        (b) Any representation or warranty made by Borrower or Guarantor in the Loan Documentation or in connection with any borrowing hereunder, or in any certificate, financial statement or other statement furnished by Borrower or Guarantor pursuant hereto is untrue in any respect at the time when made;

        (c) Failure of Borrower or Guarantor to observe or perform any of the other covenants or agreements contained in the Loan Documentation within fifteen
(15) days after written notice of such failure has been given to Borrower or Guarantor (as applicable) by First Security;

        (d) Any material provisions of the Loan Documentation shall for any reason cease to be in full force and effect;

        (e) Borrower or Guarantor shall default on (i) any other obligation owed to First Security, or (ii) any obligation owed to another lender if the outstanding amount of such obligation to such other lender exceeds $1,000,000.00;

        (f) Filing by or against Borrower or Guarantor of a petition in bankruptcy or for any other relief under the Bankruptcy Code, as amended, or under any other insolvency act or law, state or federal, now or hereafter existing, or any action by Borrower or Guarantor indicating Borrower's or Guarantor's consent to, approval of, or acquiescence in, any such petition or proceeding; the application by Borrower or Guarantor, or the consent or acquiescence of Borrower or Guarantor to the appointment of a receiver or trustee for Borrower or Guarantor or for all or a substantial part of Borrower's or Guarantor's property; the making by Borrower or Guarantor of an assignment for the benefit of creditors under state law; or the admission of Borrower or Guarantor in writing of its inability to pay its debts as they mature;

        (g) The involuntary appointment of a receiver or trustee for Borrower or Guarantor or for all or a substantial part of Borrower's or Guarantor's property; or the issuance of a warrant of attachment, execution or similar process against any substantial part of the property of Borrower or Guarantor;

        (h) All or any substantial part of the property of Borrower or Guarantor shall be sold, assigned, transferred, or shall be condemned, seized or otherwise appropriated, or custody or control of such property shall be assumed by any governmental agency or any court of competent jurisdiction at the instance of any governmental agency; or

        (i) The occurrence of any adverse change in the financial condition of Borrower or Guarantor deemed material by First Security.

    6.2 If any of the events set forth in Section 6.1 occurs:

        (a) First Security may (i) terminate any obligation to make further advances under the Loan; (ii) declare the entire Obligations outstanding hereunder to be immediately due and payable, whereupon the principal amount of the outstanding Loan, together with accrued interest thereon, shall become immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived, anything contained herein or in the Note to the contrary notwithstanding; and/or (iii) proceed to enforce any of its remedies under the Loan Documentation, including this Agreement.

        (b) Borrower hereby waives any right to require First Security to proceed against any collateral for the Obligations. Borrower waives the right to require First Security to pursue any other remedy for the benefit of Borrower and agrees that First Security may proceed against Borrower for the amount of the Obligations owed by Borrower to First Security without taking any action against any other party and without selling or otherwise proceeding against or applying any collateral. Borrower authorizes First Security, at its option, to apply toward the payment of the Obligations all balances of any deposit account or other account in the name of Borrower held by First Security.

        (c) No remedy given to First Security in the Loan Documentation is intended to be exclusive of any other available remedy or remedies, but each and every such remedy shall be cumulative and shall be in addition to any other remedy given under the Loan Documentation or now or hereafter existing at law or in equity or by statute.

    6.3 Borrower agrees to cooperate with First Security in effectuating First security's rights notwithstanding any unanticipated inability of Borrower to pay the Loan or otherwise perform the Obligations.

     SECTION 7.     MISCELLANEOUS.

    7.1 Time is of the essence of this Agreement. No advance under the Loan shall constitute a waiver of any of the conditions of First Security's obligation to make further advances, nor, in the event Borrower is unable to satisfy any such condition, shall any such waiver have the effect of precluding First Security from thereafter declaring such inability to be an event of default under this Agreement. No failure or delay on the part of First Security in exercising any right, power or privilege hereunder or under the Loan Documentation shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege hereunder or thereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The consent or approval by First Security to or of any act by Borrower requiring further consent or approval shall not be deemed to waive or render unnecessary the consent or approval to or of any subsequent act. The rights and remedies herein provided are cumulative and not exclusive of any rights or remedies provided by law.

    7.2 Borrower shall pay all attorney's fees, paralegal fees, costs, taxes and other expenses incurred by First Security in the enforcement of its rights hereunder and the other Loan Documentation, whether any default is ultimately cured or First Security is obligated to pursue its remedies hereunder, including such expenses incurred before legal action, during the pendency of any such legal action, during the enforcement of First Security's rights in any bankruptcy or insolvency proceedings, and continuing to all such expenses in connection with any appeal to higher courts arising out of matters associated herewith. Until so paid, all such fees, costs, and expenses shall constitute part of the obligations of Borrower and shall accrue interest at the default rate set forth in the Note.

    7.3 Borrower hereby agrees to indemnify and hold harmless First Security, its directors, officers, employees and agents from any and all liabilities, expenses, costs, charges, damages, demands, claims, lawsuits and assessments, including attorneys' fees and expenses, arising out of this Agreement or the other Loan Documentation or in connection therewith, unless arising from First Security's gross negligence or willful misconduct.

    7.4 In addition to this Agreement and the other Loan Documentation, this finance transaction may include written documentation such as resolutions, waivers, notices, acknowledgments, statements, closing or escrow instructions, loan purpose statements, and other documents that First Security may customarily use in such transactions. Such additional documents are incorporated herein by reference. The Loan Documentation and other documents to which this Section refers, as applicable, express, embody and supersede any previous understandings, agreements or promises (whether oral or written) with respect to this finance transaction, and said documents represent the final expression of the agreement between First Security and Borrower, the terms and conditions of which cannot hereafter be contradicted by any oral understanding not reduced to writing and identified above. This Section shall govern in the event it is inconsistent with any similar provision in any other Loan Documentation.

    7.5 Any notice required by any Loan Documentation will be deemed effective if personally delivered to the party to which notice is being given, or, in the alternative, on the date such notice is sent by confirmed facsimile transmission or is placed, first class mail, in the U.S. Mail addressed to the party to which notice is being given, at such address as is set forth below. In the event another agreement constituting part of the Loan Documentation sets forth a notice procedure, such procedure shall govern for purposes of that document and thus supersede the terms of this Section if inconsistent.

     7.6 All representations and warranties made in this Agreement and the Note and in any certificates delivered pursuant hereto and thereto shall survive the execution and delivery of this Agreement and the making of the Loan hereunder and shall survive payment of the Loan. This Agreement shall be binding upon and inure to the benefit of Borrower and First Security and their respective heirs, devisees, personal representatives, successors and assigns, except that the Borrower may not assign or transfer its rights hereunder without the prior written consent of First Security. It is understood that First Security may sell the Loan and its interests under the Loan Documentation without the need for Borrower's consent and may procure other lenders to participate in the Loan, and First Security may issue participation certificates to such other lenders.

    7.7 Borrower agrees to execute any other documentation and provide such other information and documentation as First Security may reasonably require. Any provision of this Agreement or any other constituents of the Loan Documentation, which may be found to be invalid, shall be deemed separable and shall not invalidate the remainder of the provisions. No third party shall, under any circumstances, be deemed to be a beneficiary under the Loan Documentation or any condition set forth therein. Nothing in the Loan Documentation shall create a partnership or joint venture between First Security and Borrower.

    7.8 This Agreement may be signed in any number of counterparts, each of which shall be deemed an original, and such counterparts together shall constitute one and the same instrument. This Agreement and the other Loan Documentation shall be governed by, and construed and interpreted in accordance with, the laws of the State of Utah. If Borrower is not resident of the State of Utah, Borrower hereby consents to the jurisdiction of the courts of the State of Utah and the federal courts located within the State of Utah (as selected by First Security) to enforce this Agreement and the other Loan Documentation.

     Executed as of the date first written above.

                                        BORROWER:


                                        UTAH MEDICAL PRODUCTS, INC.

                                        By:    /s/ Kevin L. Cornwell
                                        Its:     Chairman & CEO
                                        Address:
                                        7043 South 300 West
                                        Midvale, Utah 84047
                                        FAX: (801) 566-2062

                                        FIRST SECURITY:


                                        FIRST SECURITY BANK, N.A.

                                        By:    /s/ Steven M. Kohler
                                        Its:     Vice President
                                        Address:
                                        15 East 100 South, 2nd Floor
                                        Salt Lake City, Utah 84111
                                        Attention: Steven M. Kohler
                                        FAX: (801) 246-5532

                             MODIFICATION AGREEMENT

First Security Bank, N.A. ("Lender ) has extended credit (the "Loan") to Utah Medical Products, Inc. (individually and collectively "Borrower") pursuant to a promissory note dated April 4, 1997 the "Note") in the stated principal amount of $10,000,000.00. The Loan is unsecured.

The Note and any loan agreements, guaranties, subordinations, Collateral Documents, and other instruments and documents executed in connection therewith, together with any previous modifications to any of these instruments or documents, shall be referred to as the "Loan Documents."

Borrower has requested certain modifications to the Loan Documents and Lender is willing to grant such modifications on the following terms and conditions:

1.Provided that all conditions stated herein are satisfied, the terms of the Loan Documents are hereby modified as follows:

  Modifications to the Terms of the Note:

  The maturity date of the Note is extended to March 25, 2000.

  The principal amount available under the Note is being changed as follows:
  The Note is a revolving line of credit and the maximum permitted outstanding principal is changed to $12,500,000.00. If the current outstanding principal balance is greater than this amount, Borrower must pay the loan down to this amount concurrently with the execution of this Agreement.

  This Agreement does not constitute a repayment or extinguishment of the Note, but only a modification thereof.

  Other Modifications to the Loan Documents:


  The Loan Documents shall be amended as follows:

     Section 5 of the Revolving Loan Agreement dated April 4, 1 997 will be amended as follows:

     Subsection 5.1(v) Which requires copies of Guarantor s annual financial statements will be deleted in its entirety.

     Subsection 5.8 Borrower shall maintain at all times minimum annual earnings before taxes of at least $6,000,000.00, measured quarterly on a rolling four-quarter basis and calculated in accordance with generally accepted accounting principles consistently applied.

     Subsection 5.9 Borrower shall maintain at all times a minimum tangible net worth of at least $14,000,000.00, calculated as Borrower s book net worth minus intangible assets and calculated in accordance with generally accepted accounting principles consistently applied.

     In addition, the following additional covenants will be added to Section 5:

     5.11 Borrower's subsidiaries shall not create or suffer to exist any lien or encumbrance on any of the subsidiaries assets. Borrower's subsidiaries shall notify First Security in writing immediately upon receipt of notice of the imposition of any lien, levy, attachment or execution on any of its assets. Borrower s subsidiaries shell cause such liens or other process not permitted by this Section to be satisfied immediately. First Security may discharge such unpermitted liens and encumbrances, and any such amounts shall become part of the Obligations, shall be repaid to First Security on demand, and shall accrue interest as set forth in the Note.

     5.12 Borrower's subsidiaries shall not transfer, sell, pledge or otherwise dispose of or convey any right, title or interest in or to any material portion of its assets other than in the ordinary course of business, without the prior written consent of First Security.

     5.13 Borrower's subsidiaries shall not incur any interest bearing debt other than the Obligations hereunder, other obligations owed to First Security, or overdrafts related to demand deposit accounts maintained in Ireland.

2. As preconditions to the terms of this Agreement, Borrower shall complete or provide the following:

  Borrower shall pay or shall have paid all reasonable fees, costs, and expenses, of whatever kind or nature, incurred by Lender in connection with this Agreement, including but not limited to attorneys fees, lien search fees, title reports and policies, and recording and filing fees.

  Columbia Medical, Inc. agrees to become a Guarantor on the Note by executing a Commercial Guaranty of even date herewith.

  Utah Medical Products Ltd. will execute a new Commercial Guaranty for the increased amount of the Loan.

  Borrower will execute and provide the attached Year 2000 Compliance (Y2K) Addendum. Upon execution, said addendum will be added as part of the Loan Documents.

3. It is the intention and agreement of Borrower and Lender that: (i) all collateral security in which Lender has acquired a security interest or other lien pursuant to the Loan Documents shall continue to serve as collateral security for payment and performance of all the obligations of the Borrower under the Loan Documents, and (ii) all agreements, representations, warranties, and covenants contained in the Loan Documents are hereby reaffirmed in full by Borrower except as specifically modified by this Agreement.

4.Borrower hereby acknowledges that: (i) the Loan Documents are in full force and effect, as modified by this Agreement, and (ii) by entering into this Agreement, Lender does not waive any existing default or any default hereafter occurring or become obligated to waive any condition or obligation under the Loan Documents.

5.Borrower hereby acknowledges that Borrower has no claim, demand, lawsuit, cause of action, claim for relief, remedy, or defense against enforcement of the Loan Documents that could be asserted against Lender, its affiliates, directors, officers, employees, or agents, whether known or unknown, for acts, failures to act (whether such act or failure to act is intentional or negligent), representations, commitments, statements or warranties, including without limitation any such conduct arising out of or in any way connected with the Loan Documents. Notwithstanding the foregoing, Borrower hereby waives, releases, and relinquishes any and all claims, demands, lawsuits, causes of action, claims for relief, remedies, or defenses against enforcement of the Loan Documents that could be asserted against Lender, its affiliates, directors, officers, employees, or agents, whether known or unknown.

6.In addition to this Agreement, the Loan Documents, and any additional documents that this Agreement requires, this finance transaction may include other written closing documentation such as resolutions, waivers, certificates, financing statements, filings, statements, closing or escrow instructions, loan purpose statements, and other documents that Lender may customarily use in such transactions. Such documents are incorporated herein by this reference. All the documents to which this paragraph makes reference express, embody, and supersede any previous understandings, agreements, or promises (whether oral or written) with respect to this finance transaction, and represent the final expression of the agreement between Lender and Borrower, the terms and conditions of which cannot hereafter be contradicted by any oral understanding (if any) not reduced to writing and identified above.

FINAL AGREEMENT. Borrower understands that the loan documents signed in connection with this loan are the final expression of the agreement between Lender and Borrower and may not be contradicted by evidence of any alleged oral agreement.

Effective as of October 15, 1998.

LENDER:

First Security Bank. NA.

By:    /s/ Steven M. Kohler
  Authorized Officer

BORROWER:

Utah Medical Products, Inc.

By:    /s/ Kevin L. Cornwell
Kevin L. Cornwell, President


             AFFIRMATION OF GUARANTORS, GRANTORS, AND SUBORDINATORS

Each of the following Guarantors, Grantors, Subordinators, and other parties to the Loan Documents hereby acknowledges and consents to the foregoing Modification Agreement and affirms and restates each of their respective liabilities, obligations, and agreements set forth in the Loan Documents. In addition, the following specifically agree to continuing their respective guaranties and subordinations as to any increase in the principal amount of the Loan and specifically agree that the Collateral Documents secure any increase in the principal amount of the Loan. Each of the following also hereby give the same assurances, representations, waivers, releases, and relinquishments given by Borrower in paragraph 5 of the Modification Agreement as if it were restated as part of this affirmation.


GUARANTOR:

Utah Medical Products Ltd.

By:    /s/ Kevin L. Cornwell
Kevin L. Cornwell, President

                             MODIFICATION AGREEMENT

First Security Bank, N.A. ("Lender ) has extended credit (the "Loan") to Utah Medical Products, Inc. (individually and collectively "Borrower") pursuant to a promissory note dated April 4, 1997 the "Note") in the stated principal amount of $10,000,000.00, increased to $12,500,000.00 on October 15, 1998. The Loan is unsecured.

The Note and any loan agreements, guaranties, subordinations, Collateral Documents, and other instruments and documents executed in connection therewith, together with any previous modifications to any of these instruments or documents, shall be referred to as the "Loan Documents."

Borrower has requested certain modifications to the Loan Documents and Lender is willing to grant such modifications on the following terms and conditions:

1.Provided that all conditions stated herein are satisfied, the terms of the Loan Documents are hereby modified as follows:

  Modifications to the Terms of the Note:


  The maturity date of the Note is extended to March 25, 2001.

  This Agreement does not constitute a repayment or extinguishment of the Note, but only a modification thereof.

2.As preconditions to the terms of this Agreement, Borrower shall complete or provide the following:

  Borrower shall pay or shall have paid all reasonable fees, costs, and expenses, of whatever kind or nature, incurred by Lender in connection with this Agreement, including but not limited to attorneys fees, lien search fees, title reports and policies, and recording and filing fees.

3.It is the intention and agreement of Borrower and Lender that: (i) all collateral security in which Lender has acquired a security interest or other lien pursuant to the Loan Documents shall continue to serve as collateral security for payment and performance of all the obligations of the Borrower under the Loan Documents, and (ii) all agreements, representations, warranties, and covenants contained in the Loan Documents are hereby reaffirmed in full by Borrower except as specifically modified by this Agreement.

4.Borrower hereby acknowledges that: (i) the Loan Documents are in full force and effect, as modified by this Agreement, and (ii) by entering into this Agreement, Lender does not waive any existing default or any default hereafter occurring or become obligated to waive any condition or obligation under the Loan Documents.

5.Borrower hereby acknowledges that Borrower has no claim, demand, lawsuit, cause of action, claim for relief, remedy, or defense against enforcement of the Loan Documents that could be asserted against Lender, its affiliates, directors, officers, employees, or agents, whether known or unknown, for acts, failures to act (whether such act or failure to act is intentional or negligent), representations, commitments, statements or warranties, including without limitation any such conduct arising out of or in any way connected with the Loan Documents. Notwithstanding the foregoing, Borrower hereby waives, releases, and relinquishes any and all claims, demands, lawsuits, causes of action, claims for relief, remedies, or defenses against enforcement of the Loan Documents that could be asserted against Lender, its affiliates, directors, officers, employees, or agents, whether known or unknown.

 .In addition to this Agreement, the Loan Documents, and any additional documents that this Agreement requires, this finance transaction may include other written closing documentation such as resolutions, waivers, certificates, financing statements, filings, statements, closing or escrow instructions, loan purpose statements, and other documents that Lender may customarily use in such transactions. Such documents are incorporated herein by this reference. All the documents to which this paragraph makes reference express, embody, and supersede any previous understandings, agreements, or promises (whether oral or written) with respect to this finance transaction, and represent the final expression of the agreement between Lender and Borrower, the terms and conditions of which cannot hereafter be contradicted by any oral understanding (if any) not reduced to writing and identified above.

FINAL AGREEMENT. Borrower understands that the loan documents signed in connection with this loan are the final expression of the agreement between Lender and Borrower and may not be contradicted by evidence of any alleged oral agreement.

Effective as of March 25, 1999.

LENDER:

First Security Bank. NA.

By:   /s/ Steven M. Kohler
Authorized Officer


BORROWER:

Utah Medical Products, Inc.

By:   /s/ Kevin L. Cornwell
Kevin L. Cornwell, President


             AFFIRMATION OF GUARANTORS, GRANTORS, AND SUBORDINATORS

Each of the following Guarantors, Grantors, Subordinators, and other parties to the Loan Documents hereby acknowledges and consents to the foregoing Modification Agreement and affirms and restates each of their respective liabilities, obligations, and agreements set forth in the Loan Documents. In addition, the following specifically agree to continuing their respective guaranties and subordinations as to any increase in the principal amount of the Loan and specifically agree that the Collateral Documents secure any increase in the principal amount of the Loan. Each of the following also hereby give the same assurances, representations, waivers, releases, and relinquishments given by Borrower in paragraph 5 of the Modification Agreement as if it were restated as part of this affirmation.


GUARANTORS:

Utah Medical Products Ltd.

By:    /s/ Kevin L. Cornwell
Kevin L. Cornwell, President


Columbia Medical, Inc.

By:    /s/ Kevin L. Cornwell
Kevin L. Cornwell, President